UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AVX CORPORATION

(Name of Subject Company)

AVX CORPORATION

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

002444107

(CUSIP Number of Class of Securities)

Michael E. Hufnagel

Senior Vice President, Chief Financial Officer, and Treasurer

1 AVX Boulevard

Fountain Inn, South Carolina 29644

(864) 967-2150

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David A. Katz Jenna E. Levine Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Dennis O. Garris Rebecca R. Valentino Alston & Bird LLP 950 F Street NW Washington, DC 20004-1404 (202) 239-3300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is AVX Corporation, a Delaware corporation (“AVX” or the “Company”). The address of the Company’s principal executive office is 1 AVX Boulevard, Fountain Inn, South Carolina 29644. The telephone number of the Company’s principal executive office is (864) 967-2150. The Company’s website address is www.avx.com. The information on the Company’s website is not considered a part of this Schedule 14D-9.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s Common Stock, par value of $0.01 per share (each such share, a “Share,” and collectively, the “Shares”). As of February 13, 2020, there were issued and outstanding 169,216,825 Shares. The Company has four fixed stock option plans (i) the 2004 Stock Option Plan, as amended; (ii) the 2004 Non-Employee Directors’ Stock Option Plan, as amended; (iii) the 2014 Stock Option Plan; and (iv) the 2014 Non-Employee Director’s Stock Option Plan, as amended. As of February 13, 2020, there were Company stock options to purchase an aggregate of 621,360 Shares and Company restricted stock units relating to an aggregate of 436,910 Shares outstanding.

Item 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1.

Business and Background of the Company’s Directors and Executive Officers.

The name, principal business address, principal occupation and business experience during the past five years of each of the Company’s directors and executive officers is set forth in Annex A hereto. None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining him or her from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. Five of the Company’s directors, Shoichi Aoki, Hiroshi Fure, Goro Yamaguchi, Koichi Kano and Hideo Tanimoto, are citizens of Japan, and each of their business address is 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, 612-8501 Japan. The remaining directors and all executive officers of the Company are citizens of the United States of America and each of their business address is 1 AVX Boulevard, Fountain Inn, South Carolina 29644.

Tender Offer and Merger.

This Schedule 14D-9 relates to the cash tender offer by Arch Merger Sub Inc., a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of Kyocera Corporation, a joint stock corporation incorporated under the laws of Japan (“Parent”), to acquire all of the outstanding Shares that Parent does not already own at an offer price of $21.75 per Share, net to the seller in cash without interest (the “Offer Price”), and subject to deduction for any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 2, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). Parent currently owns 121,800,000 Shares, representing approximately 72% of the outstanding Shares, as of the date of this

Schedule 14D-9. No offer is being made for any “Parent-Owned Shares,” which include only those Shares that are owned at both the commencement of the Offer and immediately prior to the Effective Time (as defined below) by Parent. If the Merger (as defined below) occurs, the Parent-Owned Shares outstanding immediately prior to the effective time of the Merger will not be acquired for the Offer Price and will remain outstanding and continue as shares of common stock of the Surviving Corporation (as defined below). Parent has formed Purchaser for the purpose of engaging in the transactions contemplated by the Merger Agreement (defined below) (the “Transactions”), including the Offer and the Merger (defined below). To date, Purchaser has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer and the Merger. The principal business address of Purchaser and Parent is 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, 612-8501 Japan.

The Offer is described in the Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (“SEC”) on March 2, 2020. The Offer to Purchase and form of Letter of Transmittal are being mailed to holders of Shares along with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 21, 2020 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among the Company, Parent and Purchaser. The Merger Agreement is summarized in Section 13, titled “The Merger Agreement,” of the Offer to Purchase. The Merger Agreement provides that, promptly (and, in any event, within one business day with respect to acceptance and three business days with respect to payment) after the expiration of the Offer and subject to the terms and conditions of the Merger Agreement, Purchaser will, and Parent will cause it to, accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer (the time at which Shares may be first accepted for payment under the Offer, the “Acceptance Time”). As soon as practicable following and on the same date as the Acceptance Time, if the conditions to the Merger are satisfied or waived (to the extent waivable), Purchaser will merge with and into the Company (the “Merger”), with the Company surviving the Merger (the “Surviving Corporation”). As a result of the Merger, the Company will cease to be a publicly traded company and will become wholly-owned by Parent. The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), under which no stockholder vote is required to consummate the Merger.

The Merger shall become effective at such date and time (the “Effective Time”) as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware (or at such later date and time as may be agreed upon between the parties and specified in the Certificate of Merger). Each Share outstanding immediately prior to the Effective Time (except the Excluded Shares, as defined below) will, at the Effective Time by virtue of the Merger and without any further action on the part of Parent, Purchaser or the Company or any stockholder of the Company, be converted into the right to receive $21.75, net to the seller in cash, or any other amount per Share to be paid pursuant to the Offer in accordance with the Merger Agreement, without interest and subject to deduction for any required withholding taxes (the “Merger Consideration”). As of the Effective Time, all such Shares converted in the Merger will no longer be outstanding and will automatically be canceled and retired and shall cease to exist, and will thereafter represent only the right to receive the Merger Consideration.

Each Share (i) owned by the Company as treasury stock (other than Shares in an employee benefit or compensation plan) immediately prior to the Effective Time, (ii) owned by any wholly-owned subsidiary of either the Company or Parent at both the commencement of the Offer and immediately prior to the Effective Time, if any, or (iii) irrevocably accepted by Purchaser pursuant to the Offer and which will be paid for in the Offer, will be canceled, and no payment of the Merger Consideration will be made with respect to such Shares (the “Cancelled Shares”). Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Delaware Law (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration but shall, by virtue of the Merger, be automatically cancelled and no longer outstanding, shall cease to exist, and shall be entitled to only such consideration as shall be determined pursuant to Section 262 of the Delaware Law. Each Share owned at both the commencement of the Offer and immediately prior to the Effective Time by Parent shall remain outstanding and shall not be cancelled (such Shares, together with the Cancelled Shares and the Dissenting Shares, the “Excluded Shares”).

The treatment of outstanding Company equity awards is discussed below under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with the Company’s Directors and Executive Officers.”

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on March 2, 2020 (the “Offer Commencement Date”). Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire at one minute after 11:59 p.m., New York City time, at the end of the day on Friday, March 27, 2020, the date that is 20 business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) after the Offer Commencement Date (the “Expiration Time”).

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Merger Agreement, the Offer to Purchase and the Letter of Transmittal. Copies of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

Item 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand, and (i) Parent, Purchaser or their respective executive officers, directors or affiliates, or (ii) the Company’s executive officers, directors or affiliates, on the other hand.

In connection with the consideration of the non-binding proposal (the “Proposal”) from Parent to acquire the outstanding Shares, the Company’s board of directors (the “Board”) formed a special committee (the “Special Committee”) comprised of Donald Christiansen, David DeCenzo and John Ballato, each of whom is an independent and disinterested director of the Company and independent of Parent, to act on behalf of the Company to consider the Proposal by Parent, review and negotiate the Merger Agreement and make a recommendation to the Board with respect to the Proposal and the Merger Agreement. The Company also has a standing committee, the Special Advisory Committee, which reviews all material arrangements and transactions between the Company and related parties, including the proposed transaction with Parent. The Special Advisory Committee also consists of Mr. Christiansen, Mr. DeCenzo and Mr. Ballato. See “Background of the Offer and the Merger” and “Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” in Item 4.

The Special Committee and the Board were aware of the contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest described below in this Item 3 and considered them along with other matters described below in “Item 4. The Solicitation or Recommendation-Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger.”

Arrangements between the Company, Parent and Certain of its Affiliates.

The Merger Agreement

The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Transactions. The Merger Agreement is not intended to provide any other factual information about the

Company, Parent or Purchaser. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company included in the Company’s public reports filed with the SEC. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure schedules provided by the Company to Parent and Purchaser in connection with the execution and delivery of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.

Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Parent and Purchaser and certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk among the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality or material adverse effect different from that generally applicable under federal securities laws. Stockholders of the Company are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or the actual condition of the Company, Parent or Purchaser, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

A summary of the Merger Agreement is contained in Section 13, titled “The Merger Agreement”, of the Offer to Purchase, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Offer and the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Business Transactions between the Company and Parent and its Affiliates

The Company has entered into various agreements with Parent related to the purchase of resale inventories, sale of products for resale, raw materials, supplies, and equipment, sale of machinery, license of technology and the development and manufacture of certain products. The table shows the aggregate amount of such transactions between the Company and Parent.

	Fiscal Year Ended March 31,
	2017	2018	2019
	($ in thousands)
Sales
Product and equipment sales to affiliates	30,303	26,069	10,436
Purchases
Purchases of resale inventories, raw materials, supplies, equipment and services	303,793	256,660	9,399
Other
Dividends paid	52,983	54,810	56,028

The Special Advisory Committee of the Board, composed of Mr. Ballato, Mr. DeCenzo and Mr. Christiansen, who are the Company’s independent directors, reviews and approves any material agreements between AVX and Kyocera and any significant transactions between AVX and Kyocera not covered by such agreements. The committee is also responsible for reviewing and approving any other agreements and transactions between the

Company and any related party that are or may be within the scope of applicable rules, regulations and guidance of the NYSE and Item 404 of Regulation S-K under the Exchange Act, if they arise. The Special Advisory Committee operates under a written charter which sets forth the policies and procedures for such approvals.

Disclosure and Option to License Agreement

The Company and Parent entered into a Disclosure and Option to License Agreement, dated April 1, 2008 (the “License Agreement”). Under the terms of the License Agreement, the Company and Parent exchange confidential information relating to the development and manufacture of multi-layered ceramic capacitors and various other ceramic products, as well as the license of technologies in certain circumstances. The foregoing summary of the License Agreement does not purport to be complete and is qualified in its entirety by reference to the License Agreement, which is filed as Exhibit (e)(9) to this Schedule 14D-9 and is incorporated herein by reference.

Materials Supply Agreement

Pursuant to the Materials Supply Agreement, dated April 1, 2005 (the “Supply Agreement”), the Company and Parent will, from time to time, supply the other party with certain raw and semi-processed materials used in the manufacture of capacitors and other electronic components. The foregoing summary of the Supply Agreement does not purport to be complete and is qualified in its entirety by reference to the Supply Agreement, which is filed as Exhibit (e)(8) to this Schedule 14D-9 and is incorporated herein by reference.

Machinery and Equipment Purchase Agreement

Pursuant to the Machinery and Equipment Purchase Agreement, dated April 1, 2005 (the “Machinery Purchase Agreement”), the Company and Parent will, from time to time, design and manufacture for the other party certain equipment and machinery of a proprietary and confidential nature used in the manufacture of capacitors and other electronic components. The foregoing summary of the Machinery Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Machinery Purchase Agreement, which is filed as Exhibit (e)(7) to this Schedule 14D-9 and is incorporated herein by reference.

Technology Disclosure Agreement

Pursuant to the Technology Disclosure Agreement, dated October 7, 2016 (the “Technology Agreement”), the Company and Parent are exploring the possibility of (i) distribution, (ii) joint production, (iii) technology licensing or (iv) joint development efforts of its passive electronic components and other related devices and technology. The foregoing summary of the Technology Agreement does not purport to be complete and is qualified in its entirety by reference to the Technology Agreement, which is filed as Exhibit (e)(17) to this Schedule 14D-9 and is incorporated herein by reference.

Products Supply and Distribution Agreement.

Pursuant to the Products Supply and Distribution Agreement, dated April 1, 2000 (the “Distribution Agreement”) (i) AVX has acted as the non-exclusive distributor of certain Kyocera-manufactured products to certain customers in certain territories outside of Japan and (ii) Kyocera has acted as the non-exclusive distributor of certain AVX-manufactured products within Japan. Each party has the ability to appoint a replacement distributor of its products with a minimum one year’s notice period. The Distribution Agreement was terminated on April 1, 2018. The foregoing summary of the Distribution Agreement does not purport to be complete and is qualified in its entirety by reference to the Distribution Agreement, which is filed as Exhibit (e)(18) to this Schedule 14D-9 and is incorporated herein by reference.

Beneficial Ownership of Shares by Parent

Parent is the beneficial owner of an aggregate of 121,800,000 Shares.

According to the Schedule TO, except as described in the Offer to Purchase or Schedule I to the Offer to Purchase, (i) none of Purchaser nor Parent, or to Purchaser’s or Parent’s knowledge, any of the persons listed in Schedule I to the Offer to Purchase, or any associate or majority-owned subsidiary of Purchaser, Parent or of any of the persons so listed, beneficially owns or has any right to acquire any Shares or any other equity security of the Company, and (ii) none of Purchaser nor Parent, or to Purchaser’s or Parent’s knowledge, any of the persons or entities referenced in clause (i) or any of the respective directors, executive officers or subsidiaries of any of the foregoing has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days.

Arrangements with the Company’s Directors and Executive Officers.

In considering the recommendation of the Special Committee and the Board set forth in “Recommendations of the Special Committee and the Board of Directors” in Item 4, you should be aware that aside from their interests as stockholders, the directors and executive officers of the Company may be considered to have interests in the Transactions (including the Offer and the Merger) that are different from, or in addition to, those of other stockholders generally. As discussed below in “Relationships of Certain Directors of the Company” certain members of the Board own equity securities of Parent.

The Special Committee and the Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Transactions, and in recommending that the Company’s stockholders accept the Offer and tender their Shares in the Offer. The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the Transactions.

The Company’s stockholders should take these interests into account in deciding whether to tender their Shares in the Offer. These interests are described in more detail below, and certain of them are quantified in the narrative and the tables below.

Executive Officers of the Company

The Company’s executive officers are as follows:

Name	Position
John Sarvis	Chairman, Chief Executive Officer and President
Michael Hufnagel	Senior Vice President, Chief Financial Officer and Treasurer
Evan Slavitt	Senior Vice President, General Counsel and Corporate Secretary
John Lawing	Senior Vice President of Corporate Development
Willing King	Senior Vice President of Tantalum Products
Martin McGuigan	Senior Vice President of Marketing
Eric Pratt	Senior Vice President of European Operations
Alex Schenkel	Senior Vice President of Sales
Jeffrey Schmersal	Chief Operating Officer
Karen Smith	Senior Vice President of Global Human Resources
Steven Sturgeon	Senior Vice President of Connector Products

The officers of the Company at the Effective Time shall be the officers of the Surviving Corporation. For additional information about beneficial ownership of Shares by the Company’s directors and executive officers, see “Effect of the Offer and the Merger on Outstanding Shares Held by Directors and Named Executive Officers.”

Effect of the Offer and the Merger on Outstanding Shares Held by Directors and Executive Officers

The Company’s executive officers and directors who tender the Shares they own pursuant to the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders who tender Shares into the Offer. If the Merger occurs, at the Effective Time, any Shares owned by the Company’s executive officers and directors that were not tendered into the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders whose Shares are exchanged in the Merger.

Effect of the Merger on Equity-Based Incentive Awards

Stock Options. Certain directors and executive officers of the Company hold stock options to purchase Shares. Pursuant to the Merger Agreement, each Company stock option outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, shall be cancelled and be converted into the right to receive an amount in cash, subject to applicable withholding, equal to the product obtained by multiplying (i) the excess, if any, of the Offer Price per Share over the applicable exercise price per Share under such Company stock option by (ii) the total number of Shares subject to such Company stock option, which cash amount shall be promptly paid through the Surviving Corporation’s payroll procedures.

Restricted Stock Units. Certain directors and executive officers of the Company hold restricted stock units representing a right to receive Shares in the future. Pursuant to the Merger Agreement, each Company restricted stock unit outstanding immediately prior to the Effective Time, whether vested or unvested, shall be cancelled and be converted into the right to receive an amount in cash, subject to applicable withholding, equal to the product obtained by multiplying (i) the Offer Price per Share by (ii) the total number of Shares subject to such Company restricted stock unit, which cash amount shall be promptly paid through the Surviving Corporation’s payroll procedures (or such later date as required to avoid additional taxes and penalties under applicable tax laws).

The following table identifies for each executive officer and director the number of Shares subject to his or her equity awards outstanding as of February 17, 2020 that will be cancelled in exchange for a cash payment in connection with the Merger. The table assumes that no Company stock options will be exercised and no Company restricted stock units will vest and be settled between February 17, 2020 and the closing of the Transactions.

	Shares Underlying Company Stock Options (#)	Weighted Average Exercise Price ($)	Aggregate Company Stock Option Payment ($)	Company Restricted Stock Units (#)	Aggregate Company Restricted Stock Units Payment ($)	Total Equity Award Consideration ($)
Executive Officers:
John Sarvis	101,000	13.285	854,940	18,000	391,500	1,246,440
Michael Hufnagel	1,500	14.550	10,800	15,666	340,736	351,536
Evan Slavitt	52,000	13.165	446,400	14,998	326,207	772,607
John Lawing	91,973	13.476	760,968	14,998	326,207	1,087,175
Willing King	75,500	13.217	644,244	14,998	326,207	970,450
Martin McGuigan	2,500	14.550	18,000	11,666	253,736	271,736
Eric Pratt	—	—	—	14,332	311,721	311,721
Alex Schenkel	3,000	14.550	21,600	13,666	297,236	318,836
Jeffrey Schmersal	26,000	13.383	217,540	14,665	318,964	536,504
Karen Smith	—	—	—	10,000	217,500	217,500
Steven Sturgeon	14,000	14.374	103,260	14,332	311,721	414,981
Directors:
David A. Decenzo	—	—	—	3,748	81,519	81,519
Koichi Kano	—	—	—	3,748	81,519	81,519
Hideo Tanimoto	—	—	—	3,748	81,519	81,519
Donald B. Christiansen	—	—	—	3,748	81,519	81,519
Shoichi Aoki	30,000	11.535	306,450	3,748	81,519	387,969
Hiroshi Fure	—	—	—	3,748	81,519	81,519
Goro Yamaguchi	15,000	13.140	129,150	3,748	81,519	210,669
John Ballato	—	—	—	2,500	54,375	54,375

Golden Parachute Compensation

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosures of information about certain compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Transactions.

Name	Cash ($)	Equity ($)(1)	Pension/ NQDC ($)	Perquisites/ Benefits ($)	Tax Reimbursement ($)	Other ($)	Total ($)
John Sarvis	—	1,246,440	—	—	—	—	1,246,440
Michael Hufnagel	—	351,536	—	—	—	—	351,536
Peter Venuto(2)	—	—	—	—	—	—	—
Evan Slavitt	—	772,607	—	—	—	—	772,607
John Lawing	—	1,087,175	—	—	—	—	1,087,175

(1)

As described in more detail in “Effect the Merger on Equity-Based Incentive Awards,” at or immediately prior to the Effective Time of the Merger, (a) each outstanding Company stock option held by the named executive officer, whether vested or unvested, will be cancelled (whether or not the named executive officer’s employment is terminated) and converted into the right to receive an amount in cash, subject to applicable withholding, equal to the product obtained by multiplying (i) the excess, if any, of the Offer Price over the applicable exercise price per Share under such Company stock option by (ii) the total number of Shares subject to such Company stock option, and (b) each outstanding Company restricted stock unit held by the named executive officer, whether vested or unvested, will be cancelled (whether or not the named executive officer’s employment is terminated) and be converted into the right to receive an amount in cash, subject to applicable withholding, equal to the product obtained by multiplying (i) the Offer Price by (ii) the total number of Shares subject to such Company restricted stock unit.
(2)	Mr. Venuto left the Company on April 3, 2019.

Relationships of Certain Directors of the Company

Because a majority of the Shares are owned by Parent, the Company is considered a “controlled company” under the applicable rules of the NYSE. Accordingly, the Company is not required to, and does not have, a Board with a majority of independent directors. Five members of the Board—Shoichi Aoki, Hiroshi Fure, Goro Yamaguchi, Koichi Kano and Hideo Tanimoto—each serve as a director or officer of Parent (the “Parent Directors”). In addition, each of the Parent Directors owns the number of equity securities of Parent set forth in the table below.

Director	Number of Parent Shares Owned by Parent Directors
Goro Yamaguchi	30,879
Hideo Tanimoto	9,782
Shoichi Aoki	12,185
Koichi Kano	4,670
Hiroshi Fure	6,405

Employee Benefits Following the Merger

The Merger Agreement provides that:

•

for a period commencing at the Effective Time and ending on the first anniversary thereof (or, such shorter period of employment, as the case may be), each employee, officer, director or individual independent contractor of AVX or any of its subsidiaries (each, a “Continuing Employee”) will receive from Parent or Purchaser (i) at least the same annual base salary or wage rate, annual cash bonus incentive opportunity and severance rights and benefits as were in effect for such Continuing Employee as of immediately prior to the Effective Time, (ii) an annual long-term cash incentive opportunity with a grant date value that is substantially comparable to the annual equity award opportunity provided to such Continuing Employee as of immediately prior to the Effective Time and (iii) all other compensation and benefits (other than equity-based compensation, defined benefit pension benefits and retiree medical benefits) that are substantially comparable in the aggregate to those received by such Continuing Employee as of immediately prior to the Effective Time; and

•

Parent (i) will provide Continuing Employees with service credit for purposes of determining benefit levels under employee benefit plans following the Effective Time, (ii) will use commercially reasonable efforts to waive preexisting conditions, limitations, exclusions, actively-at-work requirements and waiting periods with respect to participation by and coverage of the Continuing Employees to the same extent such preexisting conditions, limitations, exclusions, actively-at-work requirements and waiting periods were not applicable under any comparable employee benefit plan in which the Continuing Employee participated prior to the Effective Time, and (iii) use commercially reasonable efforts to take into account premiums, copayments, deductibles and similar amounts paid by Continuing Employees prior to the Merger Effective time for purposes of their participation in employee benefit plans during the portion of the calendar year following the Effective Time.

Under the terms of the Merger Agreement, upon completion of the Merger, the Company’s officers at the Effective Time will be the officers of the Surviving Corporation. While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Parent, the Company, or their respective affiliates regarding continued service with Parent, the Company or their respective affiliates after the Effective Time, it is possible that Parent, the Company, or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.

Indemnification / Insurance

The Company’s directors and officers are entitled under the Merger Agreement to continued indemnification. Specifically, Parent has agreed, for a period of six years following the Effective Time, to and to cause the Surviving Corporation to indemnify and hold harmless the present and former officers and directors of the Company and its subsidiaries against any losses, damages, liabilities, costs, expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) in respect of the such persons’ having served in such capacity prior to the Effective Time, in each case to the fullest extent permitted by the DGCL or any other applicable law or provided under the Company’s certificate of incorporation and bylaws in effect on the date of the Merger Agreement.

In addition, for six years after the Effective Time, Parent has agreed to cause to be maintained in effect provisions in the Surviving Corporation’s certificate of incorporation and bylaws regarding elimination of liability of directors, indemnification of directors and officers and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of the Merger Agreement. The Merger Agreement also provides that Parent will, or will cause the Surviving Corporation to, maintain the Company’s officers’ and directors’ liability insurance policies (the “D&O Insurance”) for a period of six years. Alternatively, Parent may, or may cause the Surviving Corporation to, purchase comparable D&O Insurance for such six-year period to satisfy this insurance obligation. Parent and the Surviving Corporation will not be required to expend an annual premium amount of in excess of 300% of the current annual premium for the Company’s existing D&O Insurance; provided that if the aggregate premiums would exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

Compensation of the Special Committee

The Special Committee consists of three independent and disinterested members of the Board, Donald Christiansen, David DeCenzo and John Ballato. For their service on the Special Committee, Mr. Christiansen (the Chairman of the Special Committee) will be paid $120,000, and each of Mr. DeCenzo and Mr. Ballato will be paid $60,000. The compensation to be paid to the members of the Special Committee was determined by the Special Committee in its sole discretion, and the payment of such compensation is not contingent on the entry by the Company into the Merger Agreement, the consummation of the Offer, the Merger, or any other transaction contemplated by the Merger Agreement or any other event.

Section 16 Matters

Pursuant to the Merger Agreement, the Company and the Board took appropriate action to approve, for purposes of Section 16(b) of the Exchange Act, the dispositions of Shares (including derivative securities with respect to such Shares) resulting from the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act.

Item 4. THE SOLICITATION OR RECOMMENDATION.

Recommendations of the Special Committee and the Board of Directors.

The Special Committee reviewed the terms and conditions of the Offer and the Merger with the assistance of its legal and financial advisors and unanimously recommended that the Board (i) determine that the Merger

Agreement and the transactions contemplated by the Merger Agreement, including the Tender Offer and the Merger, are fair to and in the best interests of the Company’s stockholders, (ii) approve, adopt and declare advisable the Merger Agreement and approve the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Tender Offer and the Merger, (iii) agree that the Merger shall be effected pursuant to Section 251(h) of the DGCL and (iv) resolve, subject to the terms and conditions of the Merger Agreement, to recommend that the Company’s stockholders tender their Shares into the Tender Offer.

The Board, following receipt of the unanimous recommendation of the Special Committee, (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders, (ii) approved and adopted the Merger Agreement and declared it advisable for the Company to enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved that the Merger shall be governed by, and effected pursuant to, Section 251(h) of the DGCL and (iv) recommended that, subject to the Merger Agreement, the stockholders of the Company accept the Offer and tender their Shares into the Offer (the actions of the Board in the foregoing clauses (i), (ii), (iii) and (iv), the “Company Board Actions”), in each case, on the terms and subject to the conditions set forth in the Merger Agreement.

Accordingly, for the reasons described in more detail below and based on the recommendation of the Special Committee, the Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer.

In reaching the conclusions and in making the recommendations described above, the Special Committee and the Board took into account a number of reasons, described under “Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” below.

Background of the Offer and the Merger

The information set forth below regarding Parent or Purchaser not involving the Company and/or the Company’s Board and/or the Special Committee was provided by Parent and Purchaser, and none of the Company or any of its affiliates or representatives assumes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which none of the Company or any of its affiliates (other than Parent or Purchaser) or representatives participated.

Parent regularly evaluates its business assets and prospects. The senior management and board of directors of Parent regularly review operational and strategic opportunities to maximize value for investors of Parent. In connection with these reviews, the management and board of directors of Parent from time to time evaluate potential transactions that could further its strategic objectives and maximize shareholder value.

The Board and members of management regularly review the Company’s performance, prospects and strategy in light of then-current business and economic conditions. These regular reviews have, from time to time, included evaluation of potential strategic combination and acquisition opportunities involving the Company.

From January 1990 through August 15, 1995, the Company was wholly owned by Parent. On August 15, 1995, Parent sold 22.9%, or 39,300,000 Shares, and the Company sold an additional 4,400,000 Shares, in a public offering. In February 2000, Parent sold an additional 10,500,000 Shares. Following such sale, Parent and its wholly owned subsidiary held 121,800,000 Shares, representing approximately 72% of the outstanding shares of common stock. A majority of the members of the Board, including John Sarvis, Chief Executive Officer, President, and Chairman of the Board of the Company, are also members of the board of directors of Parent.

On February 1, 2019 (Japan time), following a meeting of the board of directors of Parent, Koichi Kano, Managing Executive Officer of Parent, informed Mr. Sarvis that Parent was considering making a proposal to acquire the outstanding Shares not already owned by Parent. No pricing or other terms of any potential transaction were discussed.

On May 23, 2019 (Japan time), Michael Hufnagel, Senior Vice President and Chief Financial Officer of the Company, Kenji Kodomari, General Manager of Parent, and Korehito Yamamura, Manager of Parent, had a meeting in Kyoto, Japan in the course of the Company’s ongoing relationship with Parent, during which they generally discussed matters relating to potential timing and logistics of a potential transaction between Parent and the Company, as well as potential related disclosure obligations, but did not discuss pricing or other terms of a potential transaction. Mr. Sarvis subsequently informed senior management and the independent directors of the Company that Parent was considering making a proposal in 2019 to acquire the outstanding Shares not already owned by Parent.

On May 29, 2019 and June 17, 2019, Messrs. Hufnagel, Kodomari and Yamamura had additional telephonic discussions, during which they generally discussed matters relating to potential timing and logistics of a potential acquisition by Parent of the outstanding Shares not already owned by Parent, as well as potential related disclosure requirements, but did not discuss pricing or other terms of a potential transaction.

Over the course of the following months, Parent’s management held a series of meetings and telephone conferences among themselves to further evaluate a potential acquisition of the Shares not owned by Parent. These discussions did not involve Mr. Sarvis or other members of the Company’s management or the independent directors of the Company. In addition, Mr. Sarvis was not involved in any subsequent discussions at meetings of the Parent’s board of directors regarding a potential transaction, and Mr. Sarvis did not vote on any decisions regarding a potential transaction at meetings of the Parent’s board of directors.

On October 2, 2019, Messrs. Hufnagel, Kodomari and Yamamura had a telephonic discussion, during which, among other unrelated matters, they generally discussed matters relating to potential timing and logistics of a potential transaction between Parent and the Company, as well as potential related disclosure requirements, but did not discuss pricing or other terms of a potential transaction.

On October 3, 2019 (Japan time), Mr. Kodomari, on behalf of Parent, sent an email communication to Donald Christiansen, John Ballato and David DeCenzo, the independent directors of the Company and members of the standing Special Advisory Committee of the Board, indicating Parent’s interest in pursuing the acquisition of the outstanding Shares not already owned by Parent and requesting that the Board form a special committee of independent directors in order to receive further communications in connection with any proposal that Parent might make. Mr. Kodomari indicated that Parent anticipated making such a proposal in late October 2019. Mr. Kodomari subsequently spoke telephonically with Messrs. Christiansen, Ballato and DeCenzo on the same topic.

On October 8, 2019, Mr. Sarvis sent an email communication to Mr. Kano requesting that any subsequent communications from Parent to the Company regarding a potential transaction between Parent and the Company be sent to Messrs. Christiansen, Ballato and DeCenzo, in anticipation of the formation of a special committee consisting of those three individuals. Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”) was engaged as independent outside counsel to the independent directors of the Company, including to serve as independent outside counsel to the special committee when it was formed. Following discussions with the three independent directors of the Company, Wachtell Lipton recommended that Mr. Christiansen be appointed chairman of the special committee when it was formed.

On October 10, 2019, Messrs. Hufnagel, Kodomari and Yamamura and Evan Slavitt, Senior Vice President, General Counsel and Corporate Secretary of the Company, met in Greenville, South Carolina, to discuss the logistics and timing of any potential offer that Parent might make. Pricing of a potential transaction was not discussed. The potential members of the special committee were not informed of and did not participate in such meeting.

On November 15, 2019, Mr. Kodomari, on behalf of Parent, informed Messrs. Christiansen, Ballato and DeCenzo that Parent expected to make an offer to acquire all of the Shares that Parent did not already own on November 27, 2019, following a meeting of the Parent board of directors, assuming that the Parent board of directors approved such an offer. No pricing or other terms of any potential offer were communicated.

Subsequently, representatives of Davis Polk & Wardwell LLP (“Davis Polk”), U.S. legal counsel to Parent, Wachtell Lipton, and Alston & Bird LLP (“Alston & Bird”), outside counsel to the Company, coordinated with respect to each of the Company’s and Parent’s plans to disclose the fact of Parent’s proposal after it was communicated by Parent to the Special Committee. As part of this process, it was indicated that Parent anticipated that any potential transaction would be structured as a tender offer. In addition, Wachtell Lipton drafted proposed resolutions for the Board to review with respect to the formation of the Special Committee. Wachtell Lipton discussed the form of such resolutions initially with Mr. Christiansen and then with Messrs. Ballato and DeCenzo. The initial draft of the resolutions from Wachtell Lipton included a requirement that any transaction proposed by Parent to acquire the Shares not owned by Parent be conditioned on the approval by the holders of the majority of the Shares not owned by Parent (the “Majority of the Minority Condition”). Wachtell Lipton provided a draft of such resolutions to Davis Polk, which commented on such resolutions and indicated that Parent was not willing to proceed with a Majority of the Minority Condition. Wachtell Lipton discussed the deletion of the Majority of the Minority Condition with Messrs. Christiansen, Ballato and DeCenzo, who indicated that they would be willing to serve on a special committee even though there was not a Majority of the Minority Condition but instructed Wachtell Lipton to continue to seek a Majority of the Minority Condition for any proposed transaction. Subsequently, the draft resolutions were incorporated by Wachtell Lipton into a form of unanimous written consent for execution by the directors of the Company.

On November 19, 2019, Messrs. Hufnagel, Kodomari and Yamamura had a meeting in Kyoto, Japan in the course of the Company’s ongoing relationship with Parent, during which they generally discussed matters relating to timing and logistics of a potential formal offer, as well as potential related disclosure obligations, but did not discuss pricing or other terms of a potential formal offer.

On November 20, 2019, following a recommendation by Wachtell Lipton, Mr. Christiansen met in New York City with representatives of Centerview Partners LLC (“Centerview”), at a meeting attended by representatives of Wachtell Lipton, to interview Centerview as a potential financial advisor to the Special Committee, once formed. As part of the interview with Centerview, Mr. Christiansen received information regarding Centerview’s expertise, experience and qualifications and Centerview’s relationships with respect to Parent and the Company. Following the interview with Centerview, Mr. Christiansen shared information regarding Centerview with Mr. Ballato and Mr. DeCenzo, who collectively concluded that Centerview’s disclosure did not indicate any relationships that would adversely affect Centerview’s ability to serve as financial advisor to the Special Committee, once formed.

On November 26, 2019, the Board, acting by unanimous written consent and utilizing the resolutions drafted by Wachtell Lipton, established a special committee composed of Mr. Christiansen, Mr. Ballato and Mr. DeCenzo, each of whom is an independent director disinterested in the proposed transaction and unaffiliated with Parent (the “Special Committee”), and agreed that the Board would not approve the proposed transaction, or recommend the transaction to the Company’s disinterested stockholders, without the favorable recommendation of the Special Committee. The Special Committee was delegated with the full power and authority of the Board to, among other things, review, evaluate and negotiate any proposal from Parent and the terms of any potential transaction with Parent; to negotiate with any other party, and solicit proposals for alternative transactions, to the extent the Special Committee deemed necessary, appropriate or advisable; to reject the proposal from Parent; and to make a recommendation to the Board what action, if any, should be taken by the Company with respect to the proposal from Parent or a transaction of this type with Parent. The Special Committee was also given the authority to select and engage its own independent advisors. The compensation of the Special Committee was not set at such time but was deferred until later in the process.

On November 27, 2019 (Japan time), Mr. Kodomari, on behalf of Parent, sent the members of the Special Committee a proposal to acquire each outstanding Share not already owned by Parent for $19.50 per share in cash. The proposal letter sent by Parent further informed the Special Committee that Parent had no interest in selling any of the Shares that it owned, and would not expect, in Parent’s capacity as a shareholder of the Company, to vote in favor of or otherwise support any alternative sale, merger or similar transaction involving the Company. Later that day, each of Parent and the Company issued a press release publicly announcing that such proposal had been made, disclosing a copy of the proposal letter.

On November 27, 2019, the Special Committee engaged Centerview as its independent financial advisor.

On December 2, 2019, Davis Polk sent a draft of the Merger Agreement in respect of Parent’s offer and a list of Parent’s requested due diligence items to Wachtell Lipton.

On December 6, 2019, representatives of Centerview, at the direction of the Special Committee, held an in-person diligence meeting with the Company’s management team at the Company’s headquarters in Fountain Inn, South Carolina.

On December 10, 2019, the Special Committee held a telephonic meeting attended by members of Centerview and Wachtell Lipton. The Centerview representatives reviewed certain preliminary financial analyses relating to Parent’s proposal based on public financial information of the Company, and the representatives of Wachtell Lipton reviewed the Special Committee’s responsibilities and obligation and discussed certain terms of the draft Merger Agreement provided by Parent. The members of the Special Committee and their representatives discussed potential next steps if the Special Committee determined to engage with Parent. Following discussion, the members of the Special Committee instructed Wachtell Lipton and Centerview to send a letter to Parent communicating the Special Committee’s response to Parent’s proposal. Following the meeting, representatives of Wachtell Lipton, on behalf of the Special Committee and in accordance with the Special Committee’s instructions, sent a letter from the Special Committee to representatives of Davis Polk, on behalf of Parent. The letter from the Special Committee read as follows:

Kyocera Corporation

Head Office 6 Takeda Tobadono-cho

Fushimi-ku Kyoto 612-8501 Japan

Attention: Kenji Kodomari

Dear Mr. Kodomari:

As the three members of the Special Committee of the Board of Directors of AVX Corporation, we are writing to acknowledge our receipt of your November 27, 2019 proposal to purchase all of the outstanding shares of AVX that Kyocera does not own, at a price of $19.50 per share, in cash. We also understand from your proposal that Kyocera has no interest in selling any of its shares of AVX. On December 1, 2019, counsel to the Special Committee received a draft merger agreement and proposed due diligence list from your legal advisor.

As you are aware, the Special Committee has retained Wachtell, Lipton, Rosen & Katz as its counsel and Centerview Partners as its financial advisor. We have already met with both Wachtell, Lipton and Centerview. In addition, Centerview has met with the management of AVX to begin the significant work necessary to evaluate your proposal. Although that work is underway, we wanted to convey to you our initial impression as directors of AVX that we were surprised and disappointed by the suggested purchase of $19.50 per share of AVX, which in our individual views significantly undervalues AVX and its prospects. However, we have directed Centerview to undertake all of the work necessary to appropriately value AVX so that we can formally respond to your proposal.

All three of us take seriously our duties as members of the Special Committee of the AVX Board and our obligations to protect the interests of the holders of the AVX shares not currently owned by Kyocera. With the advice of our counsel, we must ensure that the process followed with respect to your proposal is fair and that any price that we would recommend to the AVX shareholders (other than Kyocera) is also a fair price. In our view, a fair price must appropriately compensate the AVX shareholders (other than Kyocera) for the full value of AVX, including its prospects and the benefits that will result to Kyocera from completing the acquisition of the AVX shares that it does not own. Moreover, as part of any process, the terms of any merger agreement entered into between Kyocera and AVX must provide appropriate safeguards to the minority shareholders in the context of any proposed transaction.

As we noted above, our financial advisor has already started its work. Based upon the significant data that management must provide and our financial advisors must review to determine the value of AVX, we would expect to be in a position to make a formal response to Kyocera in either late December or early January, after the Special Committee has had sufficient opportunity to review Centerview’s analysis and consult with its advisors. Given the value of your initial proposal, we do not believe that it is appropriate for AVX to provide you with access to the due diligence information you have requested at this time. As part of any formal response, we would expect to provide you with our counsel’s views regarding your draft merger agreement.

In closing, we confirm that we will respond to your proposal in due course and that our efforts will continue to focus upon protecting the interests of the minority shareholders of AVX.

Very truly yours,

Donald B. Christiansen	John Ballato	David DeCenzo
Chairman

On December 11, 2019, representatives of Daiwa / DC Advisory, financial advisor to Parent, on behalf of Parent, had a telephonic meeting with representatives of Centerview during which the representatives of Daiwa / DC Advisory reiterated Parent’s belief that an offer price of $19.50 per Share represented a sufficient premium to minority stockholders and stated Parent’s interest in proceeding with a potential transaction expeditiously.

Throughout December 2019, representatives of Centerview, at the direction of the Special Committee, attended numerous meetings and discussions with members of the Company’s management team in order to review the Company’s financial information and management’s development of a set of five-year financial projections, to be provided to the Special Committee in connection with their evaluation of a potential transaction with Parent. During this period Centerview and Wachtell Lipton communicated regularly with Mr. Christiansen in his role as Chairman of the Special Committee. In addition, Wachtell Lipton had further individual discussions with the members of the Special Committee.

On January 8, 2020, the Special Committee held a telephonic meeting attended by representatives of Centerview and Wachtell Lipton for which materials were provided to the Special Committee in advance of the meeting. The representatives of Wachtell Lipton provided an overview on the roles and responsibilities of the Special Committee, as well as its fiduciary duties under Delaware law. Mr. Christiansen and the representatives of Centerview and Wachtell Lipton reviewed prior communications with Parent and its advisors with respect to the proposal, and the representatives of Centerview reviewed with the Special Committee Centerview’s discussions with the Company’s management team regarding the Company management team’s development of financial projections for the Special Committee to use in its evaluation of a potential transaction with Parent and the content of management’s projections. The representatives of Centerview reviewed their preliminary financial analyses with the members of the Special Committee. Among other items, the representatives of Centerview discussed their consideration of the fact that Parent had previously terminated its distribution agreement with the Company effective April 1, 2018 and the financial impact of such termination on the Company’s historical revenues, and discussed the potential impact of the Company’s large cash position on the Special Committee’s consideration of Parent’s initial proposal. Following discussion, the Special Committee determined that the value indicated in Parent’s initial proposal was not sufficient to recommend a transaction and that the Special Committee believed the appropriate purchase price for a transaction of this type was in the range of $23.00 to $25.00 per Share. The Special Committee also determined to inform Parent that it was the Special Committee’s view that any transaction should include a Majority of the Minority

Condition. The Special Committee instructed Centerview and Wachtell Lipton to verbally convey these messages to Parent and further instructed Centerview to share in writing financial information with Daiwa / DC Advisory if Daiwa / DC Advisory wished to receive such information. The Special Committee also agreed that Mr. Christiansen would inform Mr. Kodomari that Centerview and Wachtell Lipton would be doing so.

Subsequently on January 8, 2020, Mr. Christiansen sent an email communication to Mr. Kodomari informing him that the Special Committee had met with Centerview and Wachtell Lipton to discuss Parent’s November 27th proposal, and that Centerview and Wachtell Lipton would be reaching out to Daiwa / DC Advisory and Davis Polk, respectively, to convey the substance of that response.

On January 9, 2020, representatives of Centerview, at the direction of the Special Committee, spoke telephonically with representatives of Daiwa / DC Advisory. The representatives of Centerview stated that the Special Committee’s view was that the value indicated in Parent’s initial proposal was not sufficient to recommend a transaction and that the Special Committee believed a purchase price of $23.00 to $25.00 per Share was the appropriate valuation range. The representatives of Centerview stated that the Special Committee had offered to share with Daiwa / DC Advisory financial information reviewed by the Special Committee in reaching its conclusion, including a summary of the projections prepared by management of the Company and information regarding potential additional value drivers relating to the Company’s prospects. In addition, the representatives of Centerview stated that the Special Committee’s position was that any potential transaction should include a Majority of the Minority Condition. The representatives of Centerview stated that the Special Committee would not be providing specific feedback on the draft Merger Agreement, and would instruct the Company not to respond to the due diligence request list provided by Parent, unless Parent made a revised proposal that offered sufficient value and included a Majority of the Minority Condition. The representatives of Centerview conveyed the Special Committee’s belief that any negotiation and documentation could be completed expeditiously, along with any required due diligence, if these issues were satisfactorily resolved. On the same day, representatives of Wachtell Lipton spoke telephonically with representatives of Davis Polk and conveyed these same messages.

On January 10, 2020, at the request of representatives of Daiwa / DC Advisory, on behalf of Parent, representatives of Centerview, on behalf of the Special Committee, sent a written version of the Special Committee’s response to Daiwa / DC Advisory, along with a summary of the financial projections prepared by the Company’s management and of additional potential value drivers that the Special Committee believed were relevant to the consideration of an appropriate transaction price. The materials were also shared with Davis Polk and with the Special Committee.

On January 14, 2020, representatives of Centerview, at the direction of the Special Committee, met with representatives of Daiwa / DC Advisory in Chicago to discuss the written materials previously sent to the Special Committee on January 10 and additional value drivers underlying the Special Committee’s suggested valuation range.

On January 15, 2020, representatives of Daiwa / DC Advisory, on behalf of Parent, spoke telephonically with representatives of Centerview and communicated that Parent was willing to raise its offer price to $20.50 per Share, but was likely unwilling to make a proposal in the range communicated by the Special Committee. Daiwa / DC Advisory further communicated that the revised offer did not contemplate a Majority of the Minority Condition, and that Parent was unwilling to agree to include Majority of the Minority Condition in any potential transaction.

On January 16, 2020, the Special Committee held a telephonic meeting attended by representatives of Centerview and Wachtell Lipton. Representatives of Centerview discussed with the Special Committee the information communicated by the representatives of Daiwa / DC Advisory and reviewed with the Special Committee preliminary financial analyses of Parent’s $20.50 per Share revised proposal. Following discussion, the Special Committee determined that the revised offer price of $20.50 per Share continued to undervalue the Company and its prospects, and directed Centerview to convey to Daiwa / DC Advisory that the Special

Committee’s view on the appropriate per Share price range of $23.00 to $25.00 and the inclusion of a Majority of the Minority Condition had not changed.

On January 17, 2020, representatives of Centerview, at the direction of the Special Committee, spoke telephonically with representatives of Daiwa / DC Advisory and conveyed this message.

On January 18, 2020, representatives of Daiwa / DC Advisory, on behalf of Parent, spoke telephonically with representatives of Centerview, on behalf of the Special Committee and discussed the status of the potential transaction. On that call, the representatives of Centerview asked Daiwa / DC Advisory if Parent would be willing to increase its offer price to an amount between $20.50 and $23.00 per Share in a transaction that would include a Majority of the Minority Condition.

On January 20, 2020, representatives of Daiwa / DC Advisory, on behalf of Parent, spoke telephonically with representatives of Centerview, on behalf of the Special Committee, and indicated that, while Parent was still discussing the response from the Special Committee internally, Parent believed its revised offer of $20.50 per Share already reflected an appropriate value. The representatives of Centerview indicated that, based on their prior discussions with the Special Committee, they believed the Special Committee would not consider $20.50 per Share to be sufficient to recommend a transaction, including due to the lack of a Majority of the Minority Condition.

On January 21, 2020, representatives of Daiwa / DC Advisory, on behalf of Parent, spoke telephonically with representatives of Centerview and indicated that Parent was willing to raise its offer price to $21.00 per share, and that Daiwa / DC Advisory believed that this represented the top of the valuation range that Parent was willing to consider. Daiwa / DC Advisory further communicated that the revised offer did not contemplate a Majority of the Minority Condition, and that Parent remained unwilling to agree to include a Majority of the Minority Condition in any potential transaction.

On January 22, 2020, representatives of Centerview and Wachtell Lipton conveyed the revised proposal terms to Mr. Christiansen and subsequently with the other members of the Special Committee. The parties discussed the possibility of Mr. Christiansen reaching out to a representative of Parent in order to convey the Special Committee’s views on the appropriate transaction price directly.

On January 23, 2020, representatives of Centerview, on behalf of the Special Committee, communicated with representatives of Daiwa / DC Advisory in order to request information regarding the appropriate member of the Parent board for Mr. Christiansen to contact, and Daiwa / DC Advisory subsequently provided such information to Centerview .

On January 25, 2020, the Special Committee held a telephonic meeting attended by representatives of Centerview and Wachtell Lipton. The representatives of Centerview provided the Special Committee with an update on discussions with Daiwa / DC Advisory, including Parent’s revised $21.00 per Share offer, and reviewed the financial terms of the revised proposal. Following discussion, including the Special Committee’s assessment of the potential maximum price that Parent might be willing to offer based on the feedback from Parent’s representatives, the Special Committee directed Mr. Christiansen to communicate directly with Goro Yamaguchi, Chairman of the Board and Representative Director of Parent, and to propose moving forward with the transaction on the basis of a price of $21.75 per Share. The Special Committee decided that, given Parent’s continued stated unwillingness to agree to a Majority of the Minority Condition and the belief that Parent would not change that position, a price of $21.75 per Share (which the Special Committee believed was the maximum amount that Parent would be willing to offer) offered sufficiently attractive value for the Special Committee to recommend that the Board approve a transaction with Parent (subject to the negotiation of a satisfactory merger agreement providing appropriate closing certainty and other acceptable terms).

On January 27, 2020, Mr. Christiansen spoke telephonically with Mr. Yamaguchi. Mr. Yamaguchi stated that because of his serving in overlapping positions at Parent and as a director of the Company, he would not engage in negotiations with the Special Committee regarding Parent’s offer, but that he would hear what Mr. Christiansen had to say and would convey it to the appropriate persons at Parent. Mr. Christiansen informed Mr. Yamaguchi that the Special Committee believed that it could recommend a transaction at a price of $21.75 per Share without a Majority of the Minority Condition, and that he had no authorization from the other members of the Special Committee to proceed with discussions at any price below such level. Mr. Christiansen stressed that the Special Committee had only arrived at this position following extensive discussion, and he did not have confidence that they would be willing to proceed at a price less than $21.75 per share in the absence of a Majority of the Minority Condition. Mr. Yamaguchi conveyed this message to Mr. Kodomari, and Parent management held further internal discussions regarding this message from the Special Committee.

On January 28, 2020, Mr. Kodomari, on behalf of Parent, spoke telephonically with Mr. Christiansen and indicated that Parent was willing to proceed with discussions based on the Special Committee’s proposed purchase price of $21.75 per Share, without a Majority of the Minority Condition, subject to due diligence, the negotiation of a mutually acceptable Merger Agreement and the approval of the Merger Agreement by the board of directors of Parent.

On January 28, 2020, representatives of Daiwa / DC Advisory, on behalf of Parent, spoke telephonically with representatives of Centerview, during which they generally discussed matters relating to potential timing and logistics of the negotiation of the Merger Agreement and due diligence process, as well as potential related disclosure requirements.

On February 1, 2020, Wachtell Lipton delivered to Davis Polk a revised draft of the Merger Agreement. From February 1, 2020 until the execution of the Merger Agreement on February 21, 2020, the parties and their respective legal and financial advisors exchanged numerous drafts of, and engaged in numerous discussions and negotiations concerning the terms of, the Merger Agreement and related disclosure schedules and annexes. Significant areas of discussion and negotiation included (1) the timing of the Offer; (2) the scope of the Company’s representations and warranties; (3) the terms of the regulatory efforts covenant and whether certain potential regulatory filings or approvals should be conditions to the consummation of the Offer; (4) the non-solicitation provisions and the ability of the Board to change its recommendation in favor of the Offer and the Merger Agreement; and (5) whether a termination fee would be payable by the Company to Parent in connection with the termination of the Merger Agreement in certain circumstances.

On February 4, 2020, the Company at the direction of the Special Committee provided Parent with access to a virtual data room with additional financial information requested by Parent for confirmatory due diligence. Following the receipt of access to the virtual data room and up until the date the Merger Agreement was executed, representatives of Wachtell Lipton and Alston & Bird met telephonically with representatives of Davis Polk and Nagashima Ohno & Tsunematsu (“NO&T”), Japanese legal counsel to Parent, to discuss certain due diligence topics in parallel with the negotiation of the Merger Agreement.

On February 12, 2020, representatives of Davis Polk and NO&T held a telephonic legal due diligence call with Mr. Slavitt. Representatives of Wachtell Lipton and Alston & Bird also participated in the call.

On February 13, 2020, Mr. Sarvis sent a communication to Mr. Kano regarding a potential replacement plan for the existing restricted stock unit incentive program at the Company following the closing of the transaction. Mr. Yamamura, acting on behalf of Mr. Kano, confirmed with Mr. Sarvis that Mr. Sarvis was acting with the knowledge of the Chairman of the Special Committee, and began communicating with Mr. Sarvis concerning his proposal. In such communications (which continued from February 13, 2020 until after the entry by the parties into the Merger Agreement), Mr. Yamamura stated to Mr. Sarvis that the proposal from Mr. Sarvis could be the basis for further discussions following the closing of the transaction, but any such program would be subject to approval from the Compensation Committee and the AVX Board. Under Mr. Sarvis’s proposal, eligible employees who completed one full year of employment with AVX and were actively employed at the start of the relevant fiscal year would be awarded annual retention bonuses paid after the end of each fiscal year for a three-

year period, with each such bonus vesting only upon completion each such full year of employment. Under Mr. Sarvis’s proposal, each employee holding a position at AVX as the Chief Executive Officer, President, Chief Financial Officer, the Chief Operating Office or Senior Vice President would be eligible to receive total retention bonuses over such three-year period ranging from $133,000 to $160,000. Following discussions of Mr. Sarvis’s proposal between Mr. Yamaguchi, Hideo Tanimoto, President and Representative Director of Parent, and Mr. Kano, Mr. Yamamura sent a communication to Mr. Sarvis stating that Mr. Yamaguchi and Mr. Tanimoto agreed with Mr. Sarvis’s proposal, also stating their understanding that formal approval of a replacement plan would be made after the closing of the transaction, using Mr. Sarvis’s draft proposal as the basis of the formal review and approval process by the AVX Compensation Committee and/or the AVX Board.

On February 19, 2020, the Special Committee held a telephonic meeting, attended by representatives of Wachtell Lipton and Centerview, to discuss and review the draft Merger Agreement and to consider the proposed transaction. Representatives of Wachtell Lipton reviewed the duties of the directors and the terms of the draft Merger Agreement. Representatives of Centerview reviewed with the Special Committee Centerview’s financial analysis of the consideration proposed in the Offer. Centerview then rendered its oral opinion, which was subsequently confirmed in writing, to the Special Committee to the effect that, as of that date, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in its written opinion, the consideration of $21.75 per Share in cash to be received by the holders of Shares (other than certain excluded shares as provided in the Merger Agreement, together with any Shares held by any affiliate of the Company or Parent) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Following discussion, including of the factors summarized in “—Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger,” the members of the Special Committee unanimously recommended that the Board approve the Merger Agreement.

On February 20, 2020, the Board held a telephonic meeting, attended by representatives of Wachtell Lipton, Alston & Bird and Centerview, to discuss and review the draft Merger Agreement, to receive the report of the Special Committee and to consider the proposed transaction. Representatives of Wachtell Lipton reviewed the duties of the directors and the terms of the draft Merger Agreement. Representatives of Centerview reviewed with the Board Centerview’s financial analysis of the consideration proposed in the Offer, including the terms of Centerview’s fairness opinion that had been delivered to the Special Committee. Following discussion, including of the factors summarized in “—Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger,” and following the unanimous votes of the independent members of the Board (with all other directors abstaining) and of all members of the Board other than Mr. Sarvis (with Mr. Sarvis abstaining), the Board unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Tender Offer and the Merger, were fair to and in the best interests of the Company’s stockholders; approved, adopted and declared advisable the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Tender Offer and the Merger; agreed that the Merger would be effected pursuant to Section 251(h) of the DGCL; and resolved, subject to the terms and conditions of the Merger Agreement, to recommend that the Company’s stockholders tender their Shares into the Offer.

In the morning of February 21, 2020 (Japan time), the board of directors of Parent convened and approved the Merger Agreement and the transactions contemplated by the Merger Agreement, with Mr. Sarvis abstaining from the deliberations regarding and the voting on such approval. Later that morning, the Company, Parent and Purchaser executed the Merger Agreement. Later that day, each of the Company and Parent issued a press release announcing the transaction.

On March 2, 2020, Parent and Purchaser commenced the Offer and filed this Schedule TO.

Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger

Each of the Special Committee and the Board believes that the Merger Agreement is procedurally and substantively fair to the Company’s unaffiliated stockholders. At the meeting of the Special Committee on February 19, 2020, the Special Committee unanimously recommended that the Board approve the Company’s entry into the Merger Agreement. At the meeting of the Board on February 20, 2020, the Board, upon the recommendation of the Special Committee and based on the other matters discussed below, unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (iii) agreed that the Merger shall be effected pursuant to Section 251(h) of the DGCL and (iv) resolved to recommend that the Company’s stockholders tender their Shares into the Offer, subject to the right of the Board to withdraw or modify its recommendation in accordance with the terms of the Merger Agreement.

In approving the Merger Agreement and evaluating the Offer and the Merger, the Special Committee and the Board consulted with the Company’s legal advisors and the Special Committee’s financial and legal advisors, as well as the Company’s management team, and considered the following potentially positive factors, which are not intended to be exhaustive and are not presented in any relative order of importance:

•

the consideration of $21.75 per Share represented a premium of (i) 44.6% over the closing price of the Shares on November 26, 2019, the last trading day before Parent announced it had submitted a non-binding proposal to acquire the outstanding Shares not already owned by Parent; and (ii) 5.8% over the closing price of the Shares on February 20, 2020, the last trading day before the announcement of the Merger Agreement;

•

information with respect to the Company’s business, operations, financial condition, earnings and prospects, the Company’s long-range plans, and the risk in achieving those prospects and plans, as well as industry, economic and market conditions and trends, the impact on the Company of general, macro-economic development and other risks and uncertainties discussed in the Company’s public filings with the SEC;

•

the Special Committee’s and the Board’s belief that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were more favorable to the Company and the stockholders not affiliated with Parent, when compared with other strategic alternatives available to the Company, taking into account the Company’s stand-alone business plan and long-term prospects (including the fact that Parent had previously terminated its distribution agreement with the Company effective April 1, 2018), and their associated benefits and risks (as more fully described under “—Background of the Offer and the Merger”);

•

that, although Parent and the Company had publicly announced on November 27, 2019 that Parent had submitted a non-binding proposal to acquire the outstanding Shares not already owned by Parent, no potential acquirer other than Parent made a proposal to acquire the Company before the Merger Agreement was executed on February 20, 2020, and the Board’s belief that, if potential acquirers were interested in exploring a transaction with the Company, they could have approached the Company or the Special Committee after Parent’s public announcement;

•

Parent’s statements to the Special Committee regarding Parent’s unwillingness to pay a higher price for the Shares, and the fact that $21.75 per Share offered by Parent represented a significant increase as compared to its initial price proposal of $19.50 per Share, which was subsequently revised twice, first to $20.50 and then to $21.00, and the conclusion reached by the Special Committee, after discussions with the Special Committee’s advisors and negotiations with Parent, that the consideration of $21.75 per Share was likely the highest price per Share that Parent was willing to pay;

•

the financial and other terms and conditions of the Merger Agreement (including the consideration of $21.75 per Share, net to the seller in cash, without interest) and the transactions contemplated thereby, including the Offer and the Merger, resulting from extensive arm’s-length negotiations conducted at the direction of the Special Committee, with the assistance of experienced legal and financial advisors, during a process that occurred over the course of nearly three months;

•

the current and historical market prices of the Shares, taking into account the market performance of the Shares relative to the common stock of other participants in the industry in which the Company operates and general market indices;

•	that the per Share consideration consists solely of cash, providing the Company’s stockholders with certainty of value and liquidity, while eliminating the long-term business and execution risk;

•

the oral opinion of Centerview, which was subsequently confirmed by delivery of a written opinion, dated February 19, 2020, to the Special Committee as to the fairness, from a financial point of view and as of the date of the opinion, of the consideration to be paid to the holders of Shares (other than the Specified Shares (as defined under “Opinion of the Special Committee’s Financial Advisor” in Item 4) pursuant to the Merger Agreement, which opinion was based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein (as more fully described under “Opinion of the Special Committee’s Financial Advisor” in Item 4);

•

the fact that Company stockholders that do not tender their Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger;

•

the structure of the proposed acquisition of the outstanding shares of the Company not already owned by Parent as a tender offer for such Shares, followed by the Merger in which stockholders who do not validly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their Shares in the Offer, including the anticipated timing of the consummation of the Offer and Merger and the conclusion that, subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, the Offer would allow the Company stockholders to receive the consideration in a relatively short timeframe. The Special Committee and the Board also determined that such a relatively short timeframe would be expected to reduce the uncertainty and potential disruption to the Company’s business during the pendency of the Offer;

•	the likelihood of the Offer and the Merger being completed, based on, among other matters:

•	the absence of a financing condition in the Merger Agreement and Parent’s ability to fund the Offer price with cash;

•	the absence of a minimum condition in the Offer;

•	the requirement that Parent use reasonable best efforts to obtain any regulatory approvals required to consummate the Merger, subject to certain limitations;

•

the limited scope of the conditions in the Merger Agreement to the consummation of the Merger, including that there were no anticipated substantive issues expected in connection with required regulatory filings or approvals;

•	the limited nature of the conditions to completion of the Offer as provided by the Merger Agreement;

•

the fact that under specified circumstances set forth in the Merger Agreement, Parent could be required to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if certain conditions to the consummation of the Offer are not satisfied or waived; and

•	the availability of the remedy of specific performance to the Company under the Merger Agreement in certain circumstances;

•	the terms and conditions of the Merger Agreement, including:

•

the Company’s right, in response to an unsolicited acquisition proposal and subject to compliance with certain procedural requirements (including the Board’s or the Special Committee’s reasonable belief that such proposal constitutes or will lead to a superior proposal), (i) to furnish information with respect to the Company to a person making such unsolicited acquisition proposal and (ii) to engage in negotiations or discussions with the person making such unsolicited acquisition proposal;

•

the ability of the Board to change or withdraw its recommendation that the Company’s stockholders tender their Shares into the Offer in connection with a specified intervening event that arises following the date of the Merger Agreement and that was not known or reasonably foreseeable to the Special Committee at the time of entry into the Merger Agreement (and that does not relate to an alternative acquisition proposal), if the Board or the Special Committee determines that the failure to change or withdraw the Board’s recommendation could be inconsistent with its fiduciary duties;

•

the ability of the Board to change or withdraw its recommendation and terminate the Merger Agreement in connection with a superior proposal, without having to pay a termination fee, if the Board or the Special Committee determines that the failure to take such action could be inconsistent with its fiduciary duties, and subject to a three-business day match right for Parent; and

•

the terms of the Merger Agreement providing the Company sufficient operating flexibility to conduct its business in the ordinary course until the earlier of the consummation of the Offer and the Merger or the termination of the Merger Agreement;

•

the Special Committee’s and the Board’s belief that they were fully informed about the extent to which the interests of Parent in the Offer and the Merger differ from those of the Company’s other stockholders;

•

Parent’s representation in the Merger Agreement that it was not aware of any facts or circumstances that would cause the representations and warranties of the Company in the Merger Agreement to fail to be true and correct in all material respects; and

•	the potential limitations on management’s ability to pursue and execute long-term strategic objectives and growth plans as a public company.

The Special Committee and the Board believe that sufficient procedural safeguards were and are present to ensure the fairness of the Offer and the Merger and to permit the Special Committee and the Board to represent effectively the interests of the stockholders not affiliated with Parent, and in light of such procedural safeguards the Special Committee and the Board did not consider it necessary to retain an unaffiliated representative to act solely on behalf of the stockholders not affiliated with Parent for purposes of negotiating the terms of the Merger Agreement or preparing a report concerning the fairness of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger. These procedural safeguards include the following:

•

that from the time on November 27, 2019 when Parent announced it had submitted a non-binding proposal to acquire the outstanding Shares not already owned by Parent, the Special Committee was established and the members of the Board who were directors or employees of or otherwise affiliated with Parent were excluded from all deliberations with respect to the negotiation, evaluation or approval of the Merger Agreement, the Offer and the Merger, deferring all decisions relating to the Offer and the Merger or alternative transactions to the Special Committee, which had the right to reject the proposal from Parent and the transactions contemplated by such proposal, and the fact that the Board agreed that it would not approve, or recommend to the Company’s disinterested stockholders, the transactions contemplated by Parent’s proposal without the favorable recommendation of the Special Committee;

•

that the members of the Special Committee are not employees of or otherwise affiliated with Parent, and are not expected to have an economic interest in the Company or the surviving corporation following the completion of the Merger;

•	that the Special Committee and the Board received the advice and assistance of experienced legal and financial advisors;

•

the various terms of the Merger Agreement, including the ability of the Board, under certain circumstances, to withdraw or change its recommendation that stockholders tender their Shares into the Offer and the ability of the Company, under certain circumstances, to terminate the Merger Agreement under certain circumstances in connection with a superior proposal, that are intended to help ensure that the Company’s stockholders receive the highest price per Share reasonably available;

•	the fact that the Merger Agreement provides that it cannot be amended nor may any provision be waived by the Company without the approval of the Special Committee;

•

that, at the direction of the Special Committee, with the assistance of legal and financial advisors, extensive negotiations occurred with Parent regarding the consideration to be paid pursuant to the Merger Agreement that resulted in an increase in such consideration from Parent’s initial price proposal of $19.50 per Share to $21.75 per Share;

•

that the members of the Special Committee met repeatedly during the course of approximately three months (with its legal and financial advisors present) to review the proposal from and negotiations with Parent and financial information relating to the Company; and

•

that the Special Committee and Board made their evaluation of the Merger Agreement and the Offer and the Merger based upon the factors discussed in this Schedule 14D-9 and with the full knowledge of the interests of Parent in the Offer and the Merger.

The Special Committee and the Board also considered the following uncertainties, risks and potentially negative factors in their deliberations concerning the Merger, which are not intended to be exhaustive and are not presented in any relative order of importance:

•

that the Offer price is below the price of $23.00 to $25.00 per Share originally targeted by the Special Committee, prior to the Special Committee concluding, based on Parent’s statements, that the Offer price represented the highest price that Parent was willing to pay;

•

that, following the completion of the Offer and the Merger, the Company will no longer exist as an independent public company and that the consummation of the Offer and the Merger and receipt of the consideration in the Offer and the Merger, while providing relative certainty of value, will not allow the Company’s stockholders to participate in potential further growth in the Company’s assets, future earnings growth, future appreciation in value of the Shares or any future dividends after the Offer and the Merger;

•

the risk that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, may not be consummated in a timely manner or at all, and the consequences thereof, including (i) the potential loss of value to the Company’s stockholders, (ii) the potential negative impact on the operations and prospects of the Company, including the risk of loss of key personnel, and (iii) the market’s perception of the Company’s prospects could be adversely affected if such transactions were delayed or were not consummated;

•	the restrictions imposed by the Merger Agreement on the Company’s solicitation of acquisition proposals from third parties;

•

the understanding that it is unlikely that any other potential acquirer will emerge or submit a competing or superior proposal in light of the fact that Parent has stated that it has no interest in selling any of the Shares that it owns, and that Parent would not expect, in Parent’s capacity as a shareholder of the Company, to vote in favor of or otherwise support any alternative sale, merger or similar transaction involving the Company;

•

the understanding that some of the Company’s directors and executive officers have other interests in the Offer and the Merger in addition to their interests as stockholders of the Company, including the manner in which they would be affected by the Offer and the Merger (as discussed under “Arrangement with the Company’s Directors and Executive Officers” in Item 3) and including the fact that a majority of the members of the Board (including Mr. Sarvis, the Company’s Chairman of the Board and Chief Executive Officer) are also directors of Parent;

•

the possible effects of the pendency or consummation of the transactions contemplated by the Merger Agreement, including the potential for suits, actions or proceedings in respect of the Merger Agreement or the transactions contemplated by the Merger Agreement, the risk of any loss or change in the relationship of the Company and its subsidiaries with their respective employees, agents, customers and other business relationships, and any possible effect on the Company’s ability to attract and retain key employees, including that employees might choose not to remain employed with the Company prior to the completion of the Offer and the Merger;

•

the restrictions placed on the conduct of the Company’s business prior to the completion of the Offer and the Merger pursuant to the terms of the Merger Agreement, which could delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company absent the pending completion of the Offer and the Merger;

•	that the receipt of cash in exchange for Shares pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes;

•

the fact that Parent’s initial proposal did not include a Majority of the Minority Condition, and despite the Special Committee’s attempts to include one, such condition is not a condition to the consummation of the Offer or the Merger;

•	the likelihood of stockholder litigation in connection with the Merger Agreement, the Offer and the Merger;

•

the risks and potentially negative factors described in “Special Factors—Certain Effects of the Merger” and “Special Factors—Certain Effects on the Company if the Merger Is Not Completed,” respectively;

•

that the Company’s directors, officers and employees have expended and will expend extensive efforts attempting to complete the transactions contemplated by the Merger Agreement and such persons have experienced and will experience significant distractions from their work during the pendency of such transactions; and

•	that the Company has incurred and will incur substantial costs in connection with the transactions contemplated by the Merger Agreement, even if such transactions are not consummated.

The Special Committee and the Board concluded that the uncertainties, risks and potentially negative factors relevant to the Merger Agreement, the Offer and the Merger were outweighed by the potential benefits of the Merger Agreement, the Offer and the Merger.

In considering the fairness of the Merger Agreement, the Special Committee and the Board did not consider the liquidation value or net book value of the Company. The liquidation value was not considered because the Company is a viable going concern and the Special Committee and the Board did not believe that the orderly sale of the Company’s assets for cash and the subsequent distribution of proceeds from such sale was a practical alternative to the transactions contemplated by the Merger Agreement. Therefore, the Special Committee and the Board believed that the liquidation value of the Company is irrelevant to a determination as to whether the Merger Agreement or the transactions contemplated by the Merger Agreement are fair to unaffiliated stockholders. Further, the Special Committee and the Board did not consider net book value, which is an accounting concept, as a factor because they did not believe that net book value is a material indicator of the value of the Company as a going concern but rather is indicative of historical costs. The Special Committee and the Board are not aware of any firm offers made by any other person for a merger or consolidation of the Company with another company, the sale or transfer of all or substantially all of the Company’s assets or a purchase of the Company’s securities that would enable such person to exercise control of the Company during the past two years, and Parent had informed the Special Committee and the Board that it had no intention of selling the Shares it owns. Third-party offers were not considered in reaching the conclusion as to fairness.

In addition, the Special Committee did not seek to establish a pre-Merger going concern value for the Company as such. Rather, the Special Committee believed that the financial analyses presented by Centerview, as more fully summarized below under the caption “Opinion of the Special Committee’s Financial Advisor” in Item 4 on which the Special Committee relied in making its recommendation to the Board, represented potential valuations of the Company as it continues to operate its business, and, to that extent, the Special Committee collectively characterized such analyses as forms of going concern valuations. The Special Committee considered each of the analyses performed by Centerview in the context of the fairness opinion provided by Centerview as well as various additional factors, as discussed above.

The foregoing discussion is not exhaustive, but is intended to summarize the material information and factors considered by the Special Committee and the Board in their consideration of the transactions contemplated by the Merger Agreement, including the Offer and the Merger. The Special Committee reached the unanimous decision to recommend that the Board approve the Company’s entry into the Merger Agreement, and the Board reached the unanimous decision to approve the entry into the Merger Agreement and recommend that the Company’s stockholders tender their Shares in the Offer, in light of the factors described above and other factors that the Board and the Special Committee believed were appropriate. In view of the variety of factors and the quality and amount of information considered, neither the Special Committee nor the Board found it practicable to, and each of them did not, quantify or otherwise assign relative weights to the specific factors considered in reaching their determinations. In addition, each individual member of the Special Committee and each individual Director may have given different weight to different factors. The Special Committee and the Board conducted an overall review of the factors described above, including thorough discussions with the Company’s management, the Company’s legal advisors, and the Special Committee’s legal and financial advisors, and considered the factors overall to be favorable to, and to support, their determinations. It should be noted that certain aspects of this explanation of the reasoning of the Special Committee and the Board and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in the section entitled “Forward-Looking Information.”

Opinion of the Special Committee’s Financial Advisor.

The Special Committee retained Centerview Partners LLC, which is referred to in this Schedule 14D-9 as “Centerview,” as financial advisor to the Special Committee in connection with the Offer, the Merger, and the other transactions contemplated by the Merger Agreement, which are collectively referred to as the “Transactions” throughout this section, the summary of Centerview’s opinion below under the caption “—Opinion of The Special Committee’s Financial Advisor” and “Item 5. Persons/ Assets Retained, Employed, Compensated or Used”. In connection with this engagement, the Special Committee requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (i) Shares owned at both the commencement of the Offer and immediately prior to the effective time of the Merger by Parent, (ii) Shares owned by the Company as treasury stock (other than Shares in a Company Plan (as defined in the Merger Agreement)) immediately prior to the effective time of the Merger, (iii) Shares owned by any wholly owned subsidiary of either the Company or Parent at both the commencement of the Offer and immediately prior to the effective time of the Merger, (iv) Shares outstanding immediately prior to the effective time of the Merger and held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Delaware law and (v) Shares held by any affiliate of the Company or Parent, (the shares referred to in clauses (i), (ii), (iii), (iv) and (v) are collectively referred to in this section as “Specified Shares”) of the consideration proposed to be paid to such holders pursuant to the Merger Agreement. On February 19, 2020, Centerview rendered to the Special Committee its oral opinion, which was subsequently confirmed by delivery of a written opinion dated February 19, 2020, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the consideration proposed to be paid to the holders of Shares (other than the Specified Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated February 19, 2020, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached to this document as Annex B and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached to this document as Annex B. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Special Committee (in their capacity as directors and not in any other capacity) in connection with and for purposes of their consideration of the Transactions, and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than the Specified Shares) of the consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender its Shares in connection with the Offer, or how such stockholder or any other person should otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

Opinion of The Special Committee’s Financial Advisor

The Special Committee retained Centerview as financial advisor to the Special Committee in connection with the proposed Transactions. In connection with this engagement, the Special Committee requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than the Specified Shares) of the consideration proposed to be paid to such holders pursuant to the Merger Agreement. On February 19, 2020, Centerview rendered to the Special Committee its oral opinion, which was subsequently confirmed by delivery of a written opinion dated February 19, 2020, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the consideration proposed to be paid to the holders of Shares (other than the Specified Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated February 19, 2020, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached to this document as Annex B and is incorporated herein by reference. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Special Committee (in their capacity as directors and not in any other capacity) in connection with and for purposes of their consideration of the Transactions, and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than the Specified Shares) of the consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender its Shares in connection with the Offer or the Merger, or how such stockholder or any other person should otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated February 18, 2020, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;

•	Annual Reports on Form 10-K of the Company for the fiscal years ended March 31, 2019, March 31, 2018 and March 31, 2017;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including the Company Projections, which were furnished to Centerview by the Company for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with certain of the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the consent of the Special Committee, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the direction of the Special Committee, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the direction of the Special Committee, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the direction of the Special Committee, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the direction of the Special Committee, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at the direction of the Special Committee, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than the Specified Shares) of the consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transactions, whether relative to the consideration to be paid to the holders of the Shares (other than the Specified Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder or any other person should otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Special Committee (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses that were prepared and reviewed with the Special Committee in connection with Centerview’s opinion, dated February 19, 2020. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transactions. None of the Company, Parent, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 14, 2020, and is not necessarily indicative of current market conditions.

Selected Public Company Analysis

Centerview reviewed certain financial information of the Company and compared it to corresponding financial information of certain electronic component companies that Centerview deemed comparable, based on its experience and professional judgment, to the Company (referred to as the “selected companies” in this summary of Centerview’s opinion). Although none of the selected companies is directly comparable to the Company, the selected companies listed below were chosen by Centerview, among other reasons, because they are companies with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of the Company. However, because none of the selected companies is exactly the same as the Company, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the business, financial and operational characteristics of the Company and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources as of February 14, 2020, Centerview calculated for each selected company, the company’s implied enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units and other dilutive equity instruments) plus the book value of debt and certain liabilities less cash and cash equivalents, in each case calculated consistently with the determinations made in arriving at the Company’s implied enterprise value for purposes of Centerview’s analyses to the extent comparable information was publicly available) (which is referred to in this summary of Centerview’s opinion as “EV”), as a multiple of Wall Street research analyst consensus estimated earnings before interest expense, income taxes, depreciation and amortization, stock-based compensation expense, non-recurring items and certain pension expenses (in each case calculated consistently with the determinations made in arriving at the Company’s Adjusted EBITDA used for purposes of Centerview’s analyses to the extent comparable information was publicly available) (referred to in this summary of Centerview’s opinion as “Adjusted EBITDA”) for the next twelve-month period (which is referred to as “NTM”). Using publicly available information obtained from SEC filings and other data sources as of February 14, 2020, Centerview also calculated, for each selected company, the company’s current stock price as a multiple of Wall Street research analyst consensus estimated earnings per share exclusive of stock-based compensation expense (which is referred to as “Adjusted EPS”) (a ratio commonly referred to as a price to earnings ratio, or “P/E ratio”) for the next twelve-month period.

The selected companies and the results of this analysis are summarized as follows:

Selected Company	EV / NTM Adjusted EBITDA Multiple	Price / NTM Adjusted EPS Multiple
CTS Corporation	10.5x	18.8x
Integer Holdings Corporation	12.8x	18.3x
Taiyo Yuden Co., Ltd.	6.1x	15.4x
TTM Technologies, Inc.	7.2x	12.3x
Vishay Intertechnology, Inc.	6.6x	18.0x
Yageo Corporation	11.8x	22.0x
Average	9.2x	17.5x
Median	8.8x	18.1x

Based on the foregoing analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a range of multiples of EV to NTM Adjusted EBITDA of 7.5x to

10.5x and a range of multiples of share price to Adjusted EPS of 15.0x to 20.0x. In selecting these ranges of multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics and prospects of the Company and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis.

Centerview applied the range of multiples of EV to NTM Adjusted EBITDA to the Company’s estimated NTM Adjusted EBITDA of $293 million derived from the Internal Data, to derive a range of implied enterprise values for the Company. Centerview subtracted from each of these ranges the face value of the Company’s net debt as of December 31, 2019 as set forth in the Internal Data to derive a range of implied equity values for the Company. Centerview then divided these implied equity values by the number of fully-diluted outstanding Shares as of February 13, 2020 as set forth in the Internal Data (equal to 169.2 million common shares, 0.4 million restricted shares, and 0.6 million options outstanding with a weighted average exercise price of $13.24 (using treasury stock method)) to derive a range of implied values per Share of approximately $17.35 to $22.55, rounded to the nearest $0.05. Centerview also applied the range of multiples of share price to Adjusted EPS to the Company’s NTM Adjusted EPS of $0.93 derived from the Internal Data, which resulted in a range of implied values per Share of approximately $13.95 to $18.60, rounded to the nearest $0.05. Centerview compared such ranges to the consideration of $21.75 per Share to be paid to the holders of Shares (other than the Specified Shares) pursuant to the Merger Agreement.

Selected Precedent Transactions Analysis

Centerview reviewed and analyzed certain information relating to selected transactions involving electronic component companies that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company and the Transactions. These transactions were selected, among other reasons, because their participants, size or other factors, for purposes of Centerview’s analysis, may be considered similar to the Transactions.

No company or transaction used in this analysis is identical or directly comparable to the Company or the Transactions. The companies included in the selected transactions listed below were selected, among other reasons, based on Centerview’s experience and professional judgment, because they have certain characteristics that, for the purposes of this analysis, may be considered similar to certain characteristics of the Company. The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the selected transactions analysis. Accordingly, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected transactions analysis. This analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies and the Company.

Financial data for the precedent transactions was based on publicly available information at the time of the announcement of the relevant transactions that Centerview obtained from public filings and other data sources. Using publicly available information, Centerview calculated, for each selected transaction set forth below the EV implied for the applicable target company based on the consideration payable in the applicable selected transaction as a multiple of the target company’s Adjusted EBITDA for the latest twelve-month period (which is referred to in this summary as “LTM”) at the time of the transaction announcement.

The selected transactions considered in this analysis are summarized as follows:

Announcement Date	Acquiror	Target	EV / LTM Adjusted EBITDA Multiple
November 2019	Yageo Corporation	KEMET Corporation	5.7x
August 2018	Methode Electronics, Inc.	Grakon Group	12.0x
June 2016	Cavium, Inc.	QLogic Corp.	10.1x
April 2016	MTS Systems Corporation	PCB Group Inc.	13.5x
September 2014	TTM Technologies, Inc.	Viasystems Group, Inc.	6.8x
May 2014	Cobham plc	Aeroflex Holding Corp.	10.5x
September 2013	Koch Industries	Molex Inc	10.8x
March 2011	API Technologies Corp.	Spectrum Control, Inc.	9.1x
August 2010	Veritas Capital	Excelitas Technologies Corp.	10.0x
Average			9.8x
Median			10.1x

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a range of multiples of EV to LTM Adjusted EBITDA of 8.0x to 12.0x derived from the target companies in the selected precedent transactions. In selecting this range of multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics and prospects of the Company and the target companies included in the selected transactions and other factors that could affect the public trading, acquisition or other values of such companies or the Company in order to provide a context in which to consider the results of the quantitative analysis. Centerview applied this range to the Company’s LTM Adjusted EBITDA of $290 million for the period ended December 31, 2019 based on the Internal Data, to calculate an illustrative range of implied enterprise values for the Company. Centerview subtracted from each of these ranges the face value of the Company’s net debt as of December 31, 2019 as set forth in the Internal Data to derive a range of implied equity values for the Company. Centerview then divided these implied equity values by the number of fully-diluted outstanding Shares as of February 13, 2020 as set forth in the Internal Data (equal to 169.2 million common shares, 0.4 million restricted shares, and 0.6 million options outstanding with a weighted average exercise price of $13.24 (using treasury stock method)) to derive an implied per share equity value range for the Shares of approximately $18.10 to $24.90, rounded to the nearest $0.05. Centerview compared such range to the consideration of $21.75 per Share to be paid to the holders of Shares (other than the Specified Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis. Centerview performed a discounted cash flow analysis of the Company based on the Forecasts. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of implied per share equity values for the Company by discounting to present value as of December 31, 2019 (using discount rates ranging from 10.0% to 12.0%, reflecting Centerview’s analysis of the Company’s weighted average cost of capital) and the mid-year convention: (i) the forecasted fully taxed unlevered free cash flows of the Company based on the Forecasts over the period beginning April 1, 2019 and ending on March 31, 2025 (See “—Projected Financial Information” under this “Item 4. The Solicitation or Recommendation”) and (ii) a range of implied terminal values of the Company at the end of the forecast period shown in the Forecasts, estimated by Centerview applying perpetuity growth rates to the Company’s fully-taxed unlevered free cash flows for the terminal year ranging from 3.0% to 4.0%.

Based on its analysis, Centerview calculated a range of implied enterprise values of the Company. Centerview subtracted from this range the face value of the Company’s net debt as of December 31, 2019 as set forth in the Internal Data to derive a range of implied equity values for the Company. Centerview then divided this range of implied equity values by the number of fully-diluted outstanding Shares as of February 13, 2020 based on the Internal Data (equal to 169.2 million common shares, 0.4 million restricted shares, and 0.6 million options outstanding with a weighted average exercise price of $13.24 (using treasury stock method)) to derive a range of implied values per Share of approximately $18.05 to $24.15, rounded to the nearest $0.05. Centerview compared such range to the consideration of $21.75 per Share to be paid to the holders of Company Common Stock (other than the Specified Shares) pursuant to the Merger Agreement.

Other Factors. Centerview noted for the Special Committee certain additional factors solely for informational purposes, including, among other things, historical trading prices of the Shares during the 52-week period ended November 26, 2019, the last trading day prior to Parent’s public acquisition proposal, which reflected low and high stock prices for shares of Company Common Stock during such period of $13.03 and $19.36 per share of Company Common Stock, respectively.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Special Committee in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Special Committee or management of the Company with respect to the Consideration or as to whether the Special Committee and the Board would have been willing to determine that a different consideration was fair.

The consideration for the Transactions was determined through arm’s-length negotiations between the Company, Parent and Purchaser and was approved by the Special Committee. Centerview provided advice to the Special Committee during these negotiations. Centerview did not, however, recommend any specific amount of consideration to the Special Committee or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, Centerview has not been engaged to provide financial advisory or other services to the Company, and Centerview has not received any compensation from the Company during such period. In the two years prior to the date of its written opinion, Centerview has not been engaged to provide financial advisory or other services to Parent or Purchaser, and Centerview has not received any compensation from Parent during such period. Centerview may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which Centerview may receive compensation. Certain (x) of Centerview’s and Centerview’s affiliates’ directors, officers, members and employees, or family members of such persons, (y) of Centerview’s affiliates or related investment funds and (z) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transactions.

The Special Committee selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s reputation and experience, the absence of conflicts with respect to either the Company or Parent, and Centerview’s knowledge of and involvement with prior transactions similar to the Transactions. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as financial advisor to the Special Committee, the Company has agreed to pay Centerview an aggregate fee that, based on information available as of the date of the announcement of the Transactions, is estimated to be approximately $18.3 million, of which $500,000 was payable upon Centerview’s engagement by the Special Committee, $2,500,000 was payable upon the rendering of Centerview’s opinion and the remainder of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Other Presentations by Centerview

In addition to the presentation made to the Special Committee on February 19, 2020, which has been filed with the SEC as an exhibit to the Schedule 13E-3 and as described in “Special Factors—Opinion of the Special Committee’s Financial Advisor,” copies of preliminary illustrative presentations presented or delivered by Centerview to the Special Committee on January 8, 2020, January 16, 2020 and January 25, 2020 containing preliminary illustrative financial analyses also are attached as exhibits to such Schedule 13E-3. None of these other preliminary illustrative presentations by Centerview, alone or together, constitute, or form the basis of, an opinion of Centerview with respect to the consideration payable under the Merger Agreement, and the preliminary illustrative financial analyses therein were based on economic, monetary, market and other conditions as in effect on, and the information made available to Centerview as of, the dates of the respective presentations.

Projected Financial Information

The Company does not, as a matter of course, make public disclosure of budgets, forecasts or projections of its expected financial performance for extended periods due to, among other things, the inherent difficulty of accurately predicting future periods and the likelihood that the underlying assumptions and estimates may prove incorrect. However, the Company is including a summary of certain previously nonpublic, unaudited prospective financial information for the fiscal year ending March 31, 2020 through the fiscal year ending March 31, 2025 (collectively, the “Company Projections”) that the Company’s management provided to the Special Committee and the Board in connection with the Special Committee’s and the Board’s evaluation of the Offer and the Merger. The Company Projections also included a one-year budget prepared by the Company’s management on a consolidated basis for the Company and its subsidiaries for the fiscal year ending March 31, 2020 (the “AVX Budget”), which the Company prepares from time to time in the ordinary course of business in connection with its and Parent’s annual budgeting process. The Company Projections were prepared on a stand-alone basis and do not take into account any of the transactions, including any costs incurred in connection with the Offer, the Merger or the Transactions, or any changes to the Company’s operations or strategy that may be implemented after the completion of the Offer and the Merger. As a result, actual results likely will differ, and may differ materially, from those contained in the Company Projections. You should note that Company Projections constitute forward-looking statements. See “Forward-Looking Statements.”

The Company’s management provided the Company Projections to the Special Committee, and the Board and the Special Committee directed Centerview to use the Company Projections in connection with performing its financial analyses in connection with its opinion, as described in more detail in the section of this Schedule 14D-9 titled “—Opinion of the Special Committee’s Financial Advisor,” below. In addition, in the ordinary course of business in connection with the Company’s and Parent’s annual budgeting process, the Company provided Parent with the AVX Budget. For more information on the AVX Budget, stockholders are encouraged to review the information included in “The Offer—Section 8—Certain Information Concerning AVX—

Short-Term Budget Prepared by AVX” of the Offer to Purchase, which is an exhibit to the Schedule TO filed by Purchaser and Parent with the SEC.

The information set forth below is included solely to give Company stockholders access to relevant portions of the Company Projections and is not included in this Schedule 14D-9 to influence any Company stockholder to tender their Shares, to decline to tender their Shares, or for any other purpose.

The following table presents the material portions of the Company Projections:

	Fiscal Year ended March 31 (in millions, except per share amounts, and all amounts in USD)
	2020E	2021E	2022E	2023E	2024E	2025E
Revenue	1,499	1,670	1,747	1,837	1,938	2,056
Adjusted EBITDA(1)	249	308	347	372	415	444
Adjusted EPS(2)	0.78	0.98	1.15	1.28	1.47	1.61
Unlevered Free Cash Flow(3)	99	245	161	169	198	215

(1)	Adjusted EBITDA means earnings before interest, taxes, depreciation and amortization exclusive of stock-based compensation expense. Adjusted EBITDA is a non-GAAP financial measure.
(2)	Adjusted EPS means earnings per share exclusive of stock-based compensation expense. Adjusted EPS is a non-GAAP financial measure.
(3)

Unlevered Free Cash Flow means tax-affected earnings before interest and taxes after stock-based compensation expense, plus depreciation and amortization, less capital expenditures, adjusted for changes in working capital. Unlevered Free Cash Flow is a non-GAAP financial measure.

Important Information About the Company Projections

The Company Projections were not prepared with a view toward public disclosure or toward complying with U.S. generally accepted accounting principles (“GAAP”), nor were they prepared with a view toward compliance with the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of projections of prospective financial information. The Company uses certain financial measures in the Company Projections that are not in accordance with GAAP as supplemental measures to evaluate operational performance. While the Company believes that non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The non-GAAP financial measures used in the Company Projections were approved by the Company and the Special Committee for Centerview’s use in connection with its opinion and were relied upon by the Special Committee and the Board in connection with their consideration of the Offer, the Merger and the Merger Agreement. The SEC rules, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or a financial advisor (like the Company Projections) in connection with a proposed transaction like the Offer and the Merger if the disclosure is included in a document like this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not relied upon by Centerview for purposes of its opinion or by the Special Committee and the Board in connection with their consideration of the Offer, the Merger and the Merger Agreement. Accordingly, the Company has not provided a reconciliation of the financial measures included in the Company Projections to the relevant GAAP financial measures. In addition, the Company Projections were not prepared with a view towards complying with GAAP, nor were they prepared with the assistance of or reviewed, compiled or examined by independent accountants. The Company Projections may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the entry into the Merger Agreement.

While the Company Projections are presented with numerical specificity, the Company Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond management’s control. Further, given that the Company Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year beyond their preparation. Important factors that may affect actual results and may result in such projections not being achieved include: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the inability to complete the Offer or Merger, or the failure to satisfy other conditions to completion of the Offer or the Merger, and risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC. In addition, the ability to achieve the Company Projections may depend on, in part, whether or not the strategic goals, objectives and targets are reached over the applicable period. The assumptions upon which the Company Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which the Company operates, and the risks and uncertainties described in the section of this Schedule 14D-9 titled “Forward-Looking Statements”, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Company Projections also reflect assumptions by management that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the Company’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when such projections were prepared.

Accordingly, there can be no assurance that the Company Projections will be realized, and actual results may differ, and may differ materially, from those shown. The inclusion of the Company Projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Centerview, Parent, Purchaser, Daiwa / DC Advisory or any of their respective affiliates, officers, directors, advisors or other representatives considered or consider the Company Projections necessarily predictive of actual future events, and the Company Projections should not be relied upon as such. None of Company, Centerview, Parent, Purchaser, Daiwa / DC Advisory or any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the Company Projections. None of Company, Centerview, Parent, Purchaser, Daiwa / DC Advisory or any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Company Projections or that forecasted results will be achieved.

In addition, the Company Projections have not been updated or revised to reflect information or results after the date they were prepared or as of the date of this Schedule 14D-9, and except as required by applicable securities laws, the Company does not intend to update or otherwise revise the Company Projections or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the underlying assumptions are shown to be in error.

Intent to Tender

To the knowledge of the Company, after reasonable inquiry, each executive officer, director, affiliate and subsidiary of the Company currently intends, subject to compliance with applicable law, including Section 16(b) of the Exchange Act, to tender all Shares held of record or beneficially owned by such person or entity in the Offer.

Item 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

In connection with Centerview’s services as financial advisor to the Special Committee, the Company has agreed to pay Centerview an aggregate fee that, based on information available as of the date of the announcement of the Transactions, is estimated to be approximately $18.3 million, of which $500,000 was payable upon Centerview’s engagement by the Special Committee, $2,500,000 was payable upon the rendering of Centerview’s opinion and the remainder of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer, the Merger or related matters.

Item 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, subsidiaries or any pension, profit-sharing or similar plan of the Company or affiliate during the 60 days prior to the date of this Schedule 14D-9.

Item 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in any present dividend rate or policy, indebtedness or capitalization of the Company.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. ADDITIONAL INFORMATION.

Named Executive Officer Golden Parachute Compensation.

See Item 3 above under the heading “Arrangements with the Company’s Directors and Executive Officers-Golden Parachute Compensation” for information required by Item 402(t) of Regulation S-K regarding the compensation of each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger, which is incorporated herein by reference.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or otherwise waived appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this

Schedule 14D-9 as Annex C. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are demanded. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights will result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the Surviving Corporation within 10 days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who is entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto, but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, upon the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL are subject to strict compliance with the procedures set forth in Section 262 of the DGCL. If you fail to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights will be lost. If you elect to demand appraisal of your Shares under Section 262 of the DGCL, you must satisfy each of the following conditions:

•

You must deliver to the Company (at the address set forth below) a written demand for appraisal of your Shares by the later of: (i) the consummation of the Offer, which we anticipate will be one minute after 11:59 p.m., New York City time, on March 27, 2020, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement and (ii) 20 days after the mailing of this Schedule 14D-9. The demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	You must not tender your Shares in the Offer (or otherwise waive your appraisal rights); and

•

You must continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time, because any appraisal rights you have with respect to such Shares will be lost if your Shares are transferred prior to the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who made a written demand for appraisal in accordance with Section 262 of the DGCL on or within 10 days after the Effective Time, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

All written demands for appraisal should be addressed to:

AVX Corporation

1 AVX Boulevard

Fountain Inn, South Carolina 29644

Attention: Evan Slavitt

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and who timely and properly demanded appraisal of such Shares in accordance with Section 262 of the

DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached by the surviving or resulting corporation. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be given by registered or certified mail to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined and approved by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, dissenting stockholders are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings. Notwithstanding a stockholder’s compliance with the requirements of Section 262 of the DGCL, the Delaware Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, upon the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of the Delaware Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. No determination has been made as to whether such a payment may be made if the Merger is consummated, and Parent, the Company and the Surviving Corporation reserve the right to make such a payment upon the consummation of the Merger.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding) by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of

Chancery’s decree may be enforced as other decrees in such Court may be enforced, whether the Surviving Corporation is a corporation of Delaware or another state.

If a petition for appraisal is not timely filed, or if both (1) the total number of Shares entitled to appraisal rights does not exceed 1% of the outstanding Shares eligible for appraisal and (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights does not exceed $1 million, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of such an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal will cease, and all holders of Shares will be entitled to receive the Merger Consideration (which is an amount in cash equal to the Offer Price, without interest and subject to reduction for any applicable withholding tax). Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor (which is an amount in cash equal to the Offer Price, without interest and subject to reduction for any applicable withholding tax).

If you wish to exercise your appraisal rights, you must NOT tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to this Schedule 14D-9.

Anti-Takeover Statutes.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding, the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) at or following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Parent wholly owned the Company until 1995 and thus has been an interested stockholder for more than three years. Also, in connection with its approval of the Merger Agreement, the Offer and the Merger, the Board adopted a resolution approving the Merger Agreement, including the consummation of the Offer and the Merger in accordance with the terms of the Merger Agreement, for purposes of Section 203.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed to be applicable to the Company, Parent, Purchaser, the Offer, the Merger, or any other transaction contemplated by the Merger Agreement, then each of the Company, Parent, Purchaser, and their respective board of directors will grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent and Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares.

Regulatory Approvals.

The Company and Parent have agreed in the Merger Agreement to use reasonable best efforts to take all actions, and do all things necessary, proper or advisable to consummate the Transactions as soon as reasonably practicable, including (a) preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents identified by Parent, (b) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any governmental authority or other third party that are necessary, proper or advisable to consummate the Transactions and (c) seeking to eliminate any claimed or potential requirement or request pursuant to regulations to make any filings, notices, petitions, statements, registrations, submissions of information or applications to governmental authorities or other third parties other than those that are necessary, proper or advisable in order to consummate the Transactions as soon as reasonably practicable.

Rule 13e-3.

Because Parent is an affiliate of the Company, the Offer and other Transactions constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain information concerning the Company and certain information relating to the fairness of the Offer, the Merger and the consideration offered to the Company’s stockholders in the Offer and the Merger be filed with the SEC and disclosed to the stockholders prior to consummation of the Offer and the Merger. Such information has been provided in this Schedule 14D-9, the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Parent and Purchaser, and the Rule 13e-3 Transaction Statement filed by the Company (including the exhibits thereto, the “Schedule 13E-3”).

Stockholder Approval of the Merger Not Required.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, no vote of stockholders of a public corporation is required to authorize a merger agreement with an acquiror if the merger agreement provides for the merger to be effected following consummation by the acquiror of a tender offer for any and all shares of the stock of the corporation (other than holders of stock for which appraisal rights have been validly perfected or stock owned by the acquiror, the target corporation or any of their respective wholly-owned subsidiaries), that results in the acquiror holding at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement, and for the stock that was the subject of the tender offer but not tendered into the tender offer to be converted into the same consideration in the merger as was payable in the tender offer. The parties to the Merger Agreement have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of the Company’s stockholders, in accordance with Section 251(h) of the DGCL.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended March 31, 2019, and the Company’s Quarterly Reports on Form 10-Q for the three months ended June 30, 2019, the three months ended September 30, 2019, and three months ended December 31, 2019.

Legal Proceedings

As of the date of this Schedule 14D-9, no lawsuits challenging the Transactions are currently pending; however, such suits may be filed in the future.

Forward-Looking Statements.

This Schedule 14D-9 and the materials incorporated by reference herein contain forward looking statements, including statements relating to the proposed acquisition of the Company by Parent and the expected benefits of the acquisition and other matters that are not historical facts. Statements in this communication that relate to future results and events are forward-looking statements based on the Company’s current plans and expectations and are subject to a number of risks and uncertainties that could cause such plans and expectations, including actual results, to differ materially from those described in these forward-looking statements. You should not place undue reliance on these statements. All statements other than statements of historical fact, including statements containing the words “estimates,” “believes,” “anticipates,” “plans,” “expects,” “should,” “might,” “intend,” “will,” and similar expressions, are statements that could be deemed forward-looking statements. Risks, uncertainties and other factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (b) the failure of the Offer or Merger to close for any other reason;

(d) risks related to disruption of management’s attention from the Company’s ongoing business operations due to the Transactions; (e) the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against the Company and others relating to the Merger Agreement; (f) the risk that the pendency of the Offer and Merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the pendency of the Offer and Merger; (g) the effect of the announcement of the Offer and Merger on the Company’s relationships with its customers, operating results and business generally; and (h) the amount of the costs, fees, expenses and charges related to the Transactions. You should consider these factors carefully in evaluating the forward-looking statements. Many of these risks and uncertainties are beyond the Company’s control. No assurance can be given that actual results or events will not differ materially from those projected, estimated, assumed or anticipated in any such forward-looking statements. Important factors that could result in such differences, in addition to other factors noted with such forward-looking statements, are discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2019, which was filed with the SEC on May 17, 2019, under the heading “Item 1A. Risk Factors,” and in any subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K filed by the Company with the SEC. Inclusion of any information or statement in this Schedule 14D-9 does not necessarily imply that such information or statement is material. The Company disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the date of this Schedule 14D-9 or otherwise, except as expressly required by law, and such information included in this Schedule 14D-9 is based on information currently available and may not be reliable after this date.

Item 9. EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

(a)(1)(A)	Offer to Purchase dated March 2, 2020 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Kyocera Corporation and Arch Merger Sub Inc. with the Securities and Exchange Commission on March 2, 2020 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(F)	Summary Advertisement, as published in the Wall Street Journal on March 2, 2020 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(1)(G)	Letter to Plan Participants.

(a)(5)(A)	Opinion of Centerview Partners LLC, dated February 19, 2020 (included as Annex B to this Schedule 14D-9).

(a)(5)(B)	Outline of Q&A on the Acquisition of the Remaining Shares of AVX Corporation, dated as of February 21, 2020 (incorporated by reference to Exhibit 99.2 of Kyocera Corporation’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 21, 2020).

(a)(5)(C)	Press Release issued by AVX Corporation on February 21, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on February 21, 2020).

(a)(5)(D)	Press Release issued by Kyocera Corporation on March 2, 2020 (incorporated by reference to Exhibit (a)(5)(iii) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger, dated as of February 21, 2020, among AVX Corporation, Kyocera Corporation and Arch Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on February 21, 2020).

(e)(2)*	AVX Nonqualified Supplemental Retirement Plan Amended and Restated effective January 1, 2008 (the AVX Corporation SERP was merged into this plan effective January 1, 2005) (incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K of the Company for the year ended March 31, 2009).

(e)(3)*	Amendment to AVX Nonqualified Supplemental Retirement Plan, effective December 15, 2014. (incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K of the Company for the year ended March 31, 2015).

(e)(4)*	AVX Corporation 2004 Stock Option Plan as amended through July 23, 2008 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 2008).

(e)(5)*	AVX Corporation 2004 Non-Employee Directors’ Stock Option Plan as amended through July 28, 2008 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 2008).

(e)(6)*	Form of Notice of Grant of Stock Options and Option Agreement for awards pursuant to AVX Corporation 2004 Stock Option Plan and AVX Corporation 2004 Non-Employee Directors’ Stock Option Plan (incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K of the Company for the year ended March 31, 2013).

(e)(7)	Machinery and Equipment Purchase Agreement by and between Kyocera Corporation and AVX Corporation (incorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-K of the Company for the year ended March 31, 2005).

(e)(8)	Materials Supply Agreement by and between Kyocera Corporation and AVX Corporation (incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10-K of the Company for the year ended March 31, 2005).

(e)(9)	Disclosure and Option to License Agreement effective as of April 1, 2008 by and between Kyocera Corporation and AVX Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on March 25, 2008).

(e)(10)	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K of the Company for year ended March 31, 2010).

(e)(11)*	AVX Corporation 2014 Stock Option Plan (incorporated by reference to Exhibit 10.17 of the Annual Report on Form 10-K/A of the Company for the year ended March 31, 2013).

(e)(12)*	AVX Corporation 2014 Non-Employee Directors’ Stock Option Plan as amended May 12, 2016 (incorporated by reference to Exhibit 10.13 of the Annual Report on Form 10-K of the Company for the year ended March 31, 2016).

(e)(13)*	Form of Notice of Grant of Stock Options and Option Agreement for awards pursuant to AVX Corporation 2014 Stock Option Plan and AVX Corporation 2014 Non-Employee Directors’ Stock Option Plan (incorporated by reference to Exhibit 10.19 of the Annual Report on Form 10-K of the Company for the year ended March 31, 2014).

(e)(14)*	AVX Corporation 2014 Restricted Stock Unit Plan (incorporated by reference to Exhibit 99.1 of Form S-8 filed with the Securities and Exchange Commission on August 6, 2014).

(e)(15)*	AVX Corporation 2014 Management Incentive Plan, as amended August 2, 2017, and effective April 1, 2017 (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q of the Company for the period ended June 30, 2017).

(e)(16)*	Form of Notice of Grant of Restricted Stock Units for awards pursuant to AVX Corporation 2014 Restricted Stock Unit Plan (incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q of the Company for the period ended June 30, 2016).

(e)(17)	Technology Disclosure Agreement, effective as of October 7, 2016, between the Company and Kyocera Corporation (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q of the Company for the period ended December 31, 2016).

(e)(18)	Products Supply and Distribution Agreement by and between Kyocera Corporation and AVX Corporation (incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K of the Company for the year ended March 31, 2000).

(e)(19)	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Registration Statement on Form S-1 (File No. 33-94310) of the Company)

(e)(20)	By-laws of AVX Corporation as Amended and Restated October 17, 2018 (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 24, 2018).

*	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2020

AVX Corporation

By:	/s/ Michael E. Hufnagel
Name: Michael E. Hufnagel
Title: Senior Vice President and Chief Financial Officer, Treasurer

ANNEX A

Directors and Executive Officers

Directors

David A. Decenzo, 65

Member of the Board since 2007. President of Coastal Carolina University in South Carolina (“CCU”) since 2007. From 2006 to 2007 Senior Vice President of Academic Affairs and Provost at CCU. From 2002 to 2006, Dean of the E. Craig Wall, Sr., Wall College of Business Administration at CCU. From 1992 to 2002, Director of partnership development in the College of Business and Economics at Towson University in Maryland.

Koichi Kano, 58

Member of the Board since July 2016. Director of Kyocera since June 2016. Managing Executive Officer of Kyocera since April 2016. General Manager of Corporate Development Group of Kyocera since April 2012. Senior Executive Officer of Kyocera from 2015 to March 2016. Executive Officer of Kyocera from 2013 to 2015. General Manager of Operation Support Division of Corporate Development Group of Kyocera from 2011 to March 2012. Deputy General Manager of Crystal Products Sales Division of Corporate Electronic Components Group of Kyocera from 2010 to 2011. General Manager of Circuit Components Division of Corporate Electronic Components Group of Kyocera from 2005 to 2010.

Hideo Tanimoto, 59

Member of the Board since 2017. President and Representative Director of Kyocera since April 2017. Director of Kyocera and Managing Executive Officer of Kyocera from 2016 to March 2017. Executive Officer of Kyocera from 2015 to 2016. General Manager of Corporate Fine Ceramics Group of Kyocera from 2014 to March 2017. General Manager of Ceramics Division 2, Corporate Fine Ceramics Group of Kyocera from 2007 to 2014.

Donald B. Christiansen, 81

Member of the Board since 2002. Retired from AVX in 2000. Senior Vice President of Finance, Chief Financial Officer and Treasurer of AVX from 1997 to 2000. Vice President of Finance, Chief Financial Officer and Treasurer from 1994 to 1997. Chief Financial Officer from 1992 to 1994. Also served as a member of the Board from 1992 to 2000.

Shoichi Aoki, 60

Member of the Board since July 2012. Director of Kyocera since June 2009. Managing Executive Officer of Kyocera since April 2009. General Manager of Corporate Management Control Group of Kyocera since April 2018. General Manager of Corporate Financial and Accounting Group of Kyocera from 2013 to March 2018. General Manager of Corporate Financial and Business System Administration Group of Kyocera from 2010 to 2013. General Manager of Corporate Financial and Accounting Group of Kyocera from 2008 to 2010.

Hiroshi Fure, 60

Member of the Board since 2017. General Manager of Corporate Organic Materials Semiconductor Components Group of Kyocera since September 2016. Senior Managing Executive Officer of Kyocera since April 2015. Director of Kyocera since June 2013. Chairman and Representative Director of Kyocera Display Corporation from 2015 to August 2016. General Manager of Corporate Automotive Components Group of Kyocera from 2009 to August 2016. Managing Executive Officer of Kyocera from 2013 to March 2015. Executive Officer of Kyocera from 2011 to 2013.

John Sarvis, 69

Member of the Board since April 1, 2015. Chairman of the Board since 2016. Chief Executive Officer and President of the Company since April 2015. Vice President of Ceramic Products from 2005 to March 31, 2015. Divisional Vice President—Ceramic Products from 1998 to 2005. Employed by the Company since 1973.

Goro Yamaguchi, 64

Member of the Board since July 2013. Chairman and Representative Director of Kyocera since April 2017. President and Representative Director of Kyocera from 2013 to March 2017. Director of Kyocera from 2009 to 2013. Managing Executive Officer of Kyocera from 2009 to 2013. General Manager of Corporate Semiconductor Components Group of Kyocera from 2009 to 2013.

John Ballato, 49

Member of the Board since February 2019. Professor and Endowed Chair at Clemson University since 1997. Served as Interim Vice President for Research and Vice President for Economic Development at Clemson University from 2014 to 2015. Mr. Ballato has held leadership roles in the American Ceramic Society as well as participating in strategic plans for the US Army Research Office (electronics) and the US Air Force (weapons).

Executive Officers

Michael Hufnagel, 66

Chief Financial Officer since July 2018. Vice President of Corporate Finance since 2016. Director of Corporate Finance from 2015 to 2016. Director of Accounting and Reporting from 2002 to 2015. Employed by the Company since 2002.

Evan Slavitt, 62

Senior Vice President, General Counsel and Secretary since 2016. Vice President of Business and Legal Affairs from 2007 to 2016. Trial lawyer in private practice in Massachusetts from 1987 to 2006. Assistant United States Attorney for the District of Massachusetts from 1983 to 1987. Trial Attorney with the Antitrust Division of the U.S. Department of Justice from 1981 to 1983.

John Lawing, 69

Senior Vice President and Chief Technology Officer since 2015. Vice President and Chief Technology Officer from April 2014 to 2015. President and Chief Operating Officer from 2013 to March 2014. Vice President of Advanced Products from 2005 to April 2013. Divisional Vice President of Advanced Products from 2002 to 2005 and Divisional Vice President of Leaded Products from 1997 to 2002. Prior to 1997, held positions in Engineering, Technical, Operational, and Plant management. Employed by the Company since 1981.

Willing King, 57

Senior Vice President of Tantalum Products since 2015. Vice President of Tantalum Products from 2013 to 2015. Deputy General Manager of Tantalum Products from 2012 to 2013. Vice President of Product Marketing from 2004 to 2012. Director of Product Marketing from 2000 to 2004. Prior to 2000, held positions in Technical Service, Sales, and Marketing. Employed by the Company since 1984.

Martin McGuigan, 63

Senior Vice President AVX Europe since July 2019. In April 2015 appointed Vice President in charge of the Film and Power Division and also Vice President of AB Elektronik, from April 2015 to July 2019. Served in a number of positions at the company since 1979, including at AVX Ltd., Northern Ireland—Production Control area, in disciplines including Production; Marketing and Development. Over the years has held a number of senior positions, including Manufacturing Manager, General Manager and Vice President.

Eric Pratt, 59

Senior Vice President of Marketing since April 2017. Vice President of Kyocera Electronic Devices from 2015 to April 2017. Director of Marketing for Kyocera International Inc. from 2013 to 2015. Prior to 2013, held multiple positions in Sales and Marketing for the Company over 16 years.

Alex Schenkel, 44

Senior Vice President of Sales since April 2018. Director Europe, Middle East, Africa, and Japan Sales from 2013 to 2018. Director Distribution Europe and Middle East Sales from 2008 to 2013. Director North and East Europe Sales from 200 6 to 2008. Employed by the Company since 2006.

Jeffrey Schmersal, 49

Chief Operating Officer since April 2018. Senior Vice President since 2017. Divisional Vice President of Specialty Products from 2014 to 2017. Global Business Manager of various product groups from 2006 to 2014. Prior to 2006, held various Quality and Supply Chain positions. Employed by the Company since 1994.

Karen Smith, 49

Senior Vice President of Global Human Resources since July 2019. Vice President of Global Human Resources from April 2018 to July 2019. Director of Corporate Human Resources from April 2017—April 2018. Employed by the Company since April 2017. Prior to current Company experience, Divisional Vice President, Global Human Resources 2014 until 2017, Director, Human Resources 2008 until 2014.

Steven Sturgeon, 51

Senior Vice President of Connector Products since April 2017. Divisional Vice President of Connector Products from 2015 to April 2017. Director of Corporate Strategic Planning from 2013 to 2015. Engineering Manager Corporate Strategic Planning from 2011 to 2013. Prior to 2011, held various Engineering and Operational positions. Employed by the Company since 1995.

Annex B

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

February 19, 2020

The Special Committee of the Board of Directors

AVX Corporation

1 AVX Boulevard

Fountain Inn, South Carolina 29644

The Special Committee:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.01 per share (the “Shares”) (other than Excluded Shares, as defined below), of AVX Corporation, a Delaware corporation (the “Company”), of the $21.75 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) among Kyocera Corporation, a joint stock corporation incorporated under the laws of Japan (“Parent”), Arch Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $21.75 per Share, net to the seller in cash without interest for each Share accepted and (ii) that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share as of immediately prior to the effective time of the Merger (other than (i) Shares owned at both the commencement of the Tender Offer and immediately prior to the effective time of the Merger by Parent, (ii) Shares owned by the Company as treasury stock (other than Shares in a Company Plan (as defined in the Agreement)) immediately prior to the effective time of the Merger, (iii) Shares owned by any wholly owned subsidiary of either the Company or Parent at both the commencement of the Tender Offer and immediately prior to the effective time of the Merger, (iv) Shares irrevocably accepted by Merger Sub pursuant to the Tender Offer and which will be paid for in the Tender Offer and (v) Shares outstanding immediately prior to the effective time of the Merger and held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Delaware law (the shares referred to in clauses (i), (ii), (iii) and (v), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive $21.75 per Share in cash, without interest (the $21.75 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the Transaction. We have received and will receive additional fees for our services in connection with the Transaction, a portion of which has already been paid, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Parent or Merger Sub, and we have not received any compensation from

The Special Committee of the Board of Directors

AVX Corporation

February 19, 2020

Parent during such period. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated February 18, 2020 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the fiscal years ended March 31, 2019, March 31, 2018 and March 31, 2017; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with certain of the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

The Special Committee of the Board of Directors

AVX Corporation

February 19, 2020

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or how such stockholder or any other person should otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Special Committee of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

CENTERVIEW PARTNERS LLC

ANNEX C

Section 262 of the General Corporation Law of the State of Delaware

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word

“corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date;

provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

C-5